SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F
☒  Form
40-F ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s semi-annual financial report (hanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 13, 2024, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2024 and September 30, 2024 and for the six months ended September 30, 2023 and 2024.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 13, 2024	By	/s/ YASUAKI MIKAMI
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation
’
s semi-annual financial report (
hanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on November 13, 2024, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2024 and September 30, 2024 and for the six months ended September 30, 2023 and 2024.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2023	Six months ended September 30, 2024	Fiscal year ended March 31, 2024
Total revenues	¥1,359,956	¥1,403,633	¥2,814,361
Income before income taxes	184,467	256,991	469,975
Net income attributable to ORIX Corporation shareholders	128,100	182,946	346,132
Comprehensive Income attributable to ORIX Corporation shareholders	298,830	59,896	547,310
ORIX Corporation shareholders’ equity	3,761,098	3,902,197	3,941,466
Total assets	15,795,220	16,339,977	16,322,100
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	109.92	159.42	298.55
Diluted (yen)	109.76	159.15	298.05
ORIX Corporation shareholders’ equity ratio (%)	23.8	23.9	24.1
Cash flows from operating activities	591,030	600,040	1,243,402
Cash flows from investing activities	(859,876)	(602,448)	(1,372,803)
Cash flows from financing activities	(70,660)	130,462	(85,477)
Cash, Cash Equivalents and Restricted Cash at end of Period	1,054,230	1,303,620	1,185,307

Note:
The presentation of equity method investment has been changed since the fourth quarter of the fiscal year ended March 31, 2024 (“fiscal 2024”). As a result, certain line items presented in our consolidated financial highlights for the six months ended September 30, 2023, have been retrospectively reclassified for this change.

(2) Overview of Activities
During the six months ended September 30, 2024, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2024 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations for the six months ended September 30, 2024. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this semi-annual financial report
(hanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Six Months Ended September 30, 2024

Total revenues	¥1,403,633 million (Up 3% year on year)
Total expenses	¥1,206,661 million (Up 1% year on year)
Income before income taxes	¥256,991 million (Up 39% year on year)
Net income attributable to ORIX Corporation Shareholders	¥182,946 million (Up 43% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥159.42 (Up 45% year on year)
(Diluted)	¥159.15 (Up 45% year on year)
ROE (Annualized) *1	9.3% (7.0% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.24% (1.65% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
*3
The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the six months ended September 30, 2023 have been retrospectively reclassified for this change.

Total revenues for the six months ended September 30, 2024 increased 3% to ¥1,403,633 million compared to ¥1,359,956 million during the same period of the previous fiscal year due to increases in operating leases revenues, sales of goods and real estate and services income, offset by decreases in life insurance premiums and related investment income.
Total expenses increased 1% to ¥1,206,661 million compared to ¥1,195,792 million during the same period of the previous fiscal year due to increases in costs of operating leases, costs of goods and real estate sold, services expense and selling, general and administrative expenses, offset by decreases in life insurance costs.
Equity in net income of equity method investments increased by ¥11,841 million to ¥28,516 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥27,875 million to ¥31,503 million compared to the same period of the previous fiscal year.
Due to the above results, income before income taxes for the six months ended September 30, 2024 increased 39% to ¥256,991 million compared to ¥184,467 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 43% to ¥182,946 million compared to ¥128,100 million during the same period of the previous fiscal year.

Segment Information
Our operating segments, used by the chief operating decision maker to make decisions about resource allocations and assess performance, are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.
Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.
Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.
Total revenues and profits by segment for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023		Six months ended September 30, 2024		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥220,243	¥41,373	¥228,804	¥45,566	¥8,561	4	¥4,193	10
Real Estate	219,293	27,510	260,179	50,357	40,886	19	22,847	83
PE Investment and Concession	173,276	9,925	181,026	46,997	7,750	4	37,072	374
Environment and Energy	81,972	12,128	88,962	2,346	6,990	9	(9,782)	(81)
Insurance	288,586	37,451	235,172	40,857	(53,414)	(19)	3,406	9
Banking and Credit	42,928	16,802	30,450	13,107	(12,478)	(29)	(3,695)	(22)
Aircraft and Ships	29,246	18,794	51,302	32,011	22,056	75	13,217	70
ORIX USA	87,737	21,491	75,665	16,607	(12,072)	(14)	(4,884)	(23)
ORIX Europe	104,274	19,536	126,677	20,797	22,403	21	1,261	6
Asia and Australia	105,079	18,520	117,610	19,124	12,531	12	604	3

Total	1,352,634	223,530	1,395,847	287,769	43,213	3	64,239	29

Difference between Segment Total and Consolidated Amounts	7,322	(39,063)	7,786	(30,778)	464	6	8,285	—

Total Consolidated Amounts	¥1,359,956	¥184,467	¥1,403,633	¥256,991	¥43,677	3	¥72,524	39

Total assets by segment as of March 31, 2024 and September 30, 2024 are as follows:

	Millions of yen
	March 31, 2024		September 30, 2024		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,777,320	11	¥1,806,160	11	¥28,840	2
Real Estate	1,110,087	7	1,111,185	7	1,098	0
PE Investment and Concession	1,066,647	7	988,286	6	(78,361)	(7)
Environment and Energy	976,434	6	1,046,312	6	69,878	7
Insurance	2,921,927	18	2,901,167	18	(20,760)	(1)
Banking and Credit	2,934,217	18	2,921,424	18	(12,793)	(0)
Aircraft and Ships	1,169,641	7	1,221,976	8	52,335	4
ORIX USA	1,694,484	10	1,540,075	9	(154,409)	(9)
ORIX Europe	662,139	4	662,997	4	858	0
Asia and Australia	1,709,233	10	1,707,973	10	(1,260)	(0)

Total	16,022,129	98	15,907,555	97	(114,574)	(1)

Difference between Segment Total and Consolidated Amounts	299,971	2	432,422	3	132,451	44

Total Consolidated Amounts	¥16,322,100	100	¥16,339,977	100	¥17,877	0

Segment information for the six months ended September 30, 2024 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment
In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but we are also developing new services relating to robots, 3D printing, etc.
Segment profits increased 10% to ¥45,566 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues and an increase in gains on sales of subsidiaries and equity method investments.
Segment assets increased 2% to ¥1,806,160 million compared to the end of the previous fiscal year due to an increase in installment loans.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥31,398	¥30,890	¥(508)	(2)
Gains on investment securities and dividends	2,167	1,460	(707)	(33)
Operating leases	132,122	139,859	7,737	6
Sales of goods and real estate	2,135	1,812	(323)	(15)
Services income	52,421	54,783	2,362	5

Total Segment Revenues	220,243	228,804	8,561	4

Segment Expenses:
Interest expense	2,699	3,278	579	21
Costs of operating leases	95,428	98,878	3,450	4
Costs of goods and real estate sold	1,681	1,489	(192)	(11)
Services expense	28,361	29,522	1,161	4
Other (income) and expense	8,326	8,757	431	5
Selling, general and administrative expenses	43,938	45,051	1,113	3
Provision for credit losses, and write-downs of long-lived assets and securities	388	1,060	672	173

Total Segment Expenses	180,821	188,035	7,214	4

Equity in Net income (Loss) of equity method investments and others	1,951	4,797	2,846	146

Segment Profits	¥41,373	¥45,566	¥4,193	10

	As of March 31, 2024	As of September 30, 2024	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥567,735	¥561,576	¥(6,159)	(1)
Installment loans	346,840	363,951	17,111	5
Investment in operating leases	535,655	545,046	9,391	2
Investment in securities	36,683	29,834	(6,849)	(19)
Property under facility operations	17,404	17,281	(123)	(1)
Inventories	928	621	(307)	(33)
Advances for finance lease and operating lease	3,400	3,218	(182)	(5)
Equity method investments	14,984	14,676	(308)	(2)
Goodwill, intangible assets acquired in business combinations	28,693	25,971	(2,722)	(9)
Other assets	224,998	243,986	18,988	8

Total Segment Assets	¥1,777,320	¥1,806,160	¥28,840	2

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market, and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will promote the innovation and the efficiency of our business through digital transformation, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential condominiums management, office building management, construction contracting, and real estate brokerage.
Segment profits increased 83% to ¥50,357 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues and an increase in services income.
Segment assets totaled ¥1,111,185 million, remaining relatively unchanged compared to the end of the previous fiscal year.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥3,008	¥2,467	¥(541)	(18)
Gains on investment securities and dividends	479	845	366	76
Operating leases	24,289	37,842	13,553	56
Sales of goods and real estate	52,514	61,793	9,279	18
Services income	139,003	157,232	18,229	13

Total Segment Revenues	219,293	260,179	40,886	19

Segment Expenses:
Interest expense	1,427	1,172	(255)	(18)
Costs of operating leases	12,537	11,941	(596)	(5)
Costs of goods and real estate sold	40,754	49,789	9,035	22
Services expense	118,397	125,059	6,662	6
Other (income) and expense	(301)	703	1,004	—
Selling, general and administrative expenses	20,611	20,873	262	1
Provision for credit losses, and write-downs of long-lived assets and securities	434	60	(374)	(86)

Total Segment Expenses	193,859	209,597	15,738	8

Equity in Net income (Loss) of equity method investments and others	2,076	(225)	(2,301)	—

Segment Profits	¥27,510	¥50,357	¥22,847	83

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥51,978	¥48,277	¥(3,701)	(7)
Installment loans	52	41	(11)	(21)
Investment in operating leases	278,191	315,784	37,593	14
Investment in securities	4,036	1,623	(2,413)	(60)
Property under facility operations	165,387	160,902	(4,485)	(3)
Inventories	174,990	168,672	(6,318)	(4)
Advances for finance lease and operating lease	114,649	76,221	(38,428)	(34)
Equity method investments	143,751	173,186	29,435	20
Advances for property under facility operations	8,183	10,787	2,604	32
Goodwill, intangible assets acquired in business combinations	52,898	51,850	(1,048)	(2)
Other assets	115,972	103,842	(12,130)	(10)

Total Segment Assets	¥1,110,087	¥1,111,185	¥1,098	0

PE Investment and Concession
:
Private equity investment; concession
In the private equity business, we aim to enhance the corporate value of investees and to earn sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment profits increased 374% to ¥46,997 million compared to the same period of the previous fiscal year due to an increase in gains on sales of subsidiaries and equity method investments resulting from the sale of investees and an increase in equity in net income (loss) of equity method investments.
Segment assets decreased 7% to ¥988,286 million compared to the end of the previous fiscal year due to a decrease in cash and cash equivalents and a decrease in investment in securities.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥814	¥5,978	¥5,164	634
Gains on investment securities and dividends	228	586	358	157
Operating leases	19,957	20,605	648	3
Sales of goods and real estate	114,149	122,384	8,235	7
Services income	38,128	31,473	(6,655)	(17)

Total Segment Revenues	173,276	181,026	7,750	4

Segment Expenses:
Interest expense	1,690	1,655	(35)	(2)
Costs of operating leases	13,352	13,072	(280)	(2)
Costs of goods and real estate sold	79,379	84,951	5,572	7
Services expense	26,666	21,928	(4,738)	(18)
Other (income) and expense	(605)	(449)	156	—
Selling, general and administrative expenses	42,498	43,194	696	2
Provision for credit losses, and write-downs of long-lived assets and securities	191	93	(98)	(51)

Total Segment Expenses	163,171	164,444	1,273	1

Equity in Net income (Loss) of equity method investments and others	(180)	30,415	30,595	—

Segment Profits	¥9,925	¥46,997	¥37,072	374

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,238	¥1,064	¥(174)	(14)
Installment loans	115,629	119,949	4,320	4
Investment in operating leases	56,286	57,463	1,177	2
Investment in securities	36,729	9,182	(27,547)	(75)
Property under facility operations	41,416	32,730	(8,686)	(21)
Inventories	47,553	42,333	(5,220)	(11)
Advances for finance lease and operating lease	5	4	(1)	(20)
Equity method investments	118,310	129,267	10,957	9
Advances for property under facility operations	4,466	113	(4,353)	(97)
Goodwill, intangible assets acquired in business combinations	351,202	343,976	(7,226)	(2)
Other assets	293,813	252,205	(41,608)	(14)

Total Segment Assets	¥1,066,647	¥988,286	¥(78,361)	(7)

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.
Segment profits decreased 81% to ¥2,346 million compared to the same period of the previous fiscal year due to an increase in services expense and in selling, general and administrative expenses, and a decrease in equity in net income (loss) of equity method investments.
Segment assets increased 7% to ¥1,046,312 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥720	¥616	(¥104)	(14)
Gains on investment securities and dividends	(8)	(8)	0	—
Operating leases	40	39	(1)	(3)
Sales of goods and real estate	1,658	1,481	(177)	(11)
Services income	79,562	86,834	7,272	9

Total Segment Revenues	81,972	88,962	6,990	9

Segment Expenses:
Interest expense	5,046	6,211	1,165	23
Costs of operating leases	9	9	0	—
Costs of goods and real estate sold	1,005	836	(169)	(17)
Services expense	53,908	65,705	11,797	22
Other (income) and expense	963	562	(401)	(42)
Selling, general and administrative expenses	9,036	10,828	1,792	20
Provision for credit losses, and write-downs of long-lived assets and securities	25	238	213	852

Total Segment Expenses	69,992	84,389	14,397	21

Equity in Net income (Loss) of equity method investments and others	148	(2,227)	(2,375)	—

Segment Profits	¥12,128	¥2,346	¥(9,782)	(81)

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥3,104	¥2,436	¥(668)	(22)
Installment loans	2,255	2,784	529	23
Investment in operating leases	250	243	(7)	(3)
Investment in securities	571	577	6	1
Property under facility operations	453,252	473,394	20,142	4
Inventories	2,463	2,701	238	10
Equity method investments	219,018	246,490	27,472	13
Advances for property under facility operations	44,962	52,905	7,943	18
Goodwill, intangible assets acquired in business combinations	121,174	128,736	7,562	6
Other assets	129,385	136,046	6,661	5

Total Segment Assets	¥976,434	¥1,046,312	¥69,878	7

Insurance
:
Life insurance
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Segment profits increased 9% to ¥40,857 million compared to the same period of the previous fiscal year due to a decrease in life insurance costs, offset by a decrease in life insurance premiums and related investment income.
Segment assets decreased 1% to ¥2,901,167 million compared to the end of the previous fiscal year due to a decrease in investment in securities.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥144	¥159	¥15	10
Life insurance premiums and related investment income	287,026	235,014	(52,012)	(18)
Services income	1,416	(1)	(1,417)	—

Total Segment Revenues	288,586	235,172	(53,414)	(19)

Segment Expenses:
Interest expense	0	81	81	—
Life insurance costs	222,032	166,834	(55,198)	(25)
Other (income) and expense	(3)	(140)	(137)	—
Selling, general and administrative expenses	29,105	27,539	(1,566)	(5)
Provision for credit losses, and write-downs of long-lived assets and securities	0	1	1	—

Total Segment Expenses	251,134	194,315	(56,819)	(23)

Equity in Net income (Loss) of equity method investments and others	(1)	(0)	1	—

Segment Profits	¥37,451	¥40,857	¥3,406	9

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥11,792	¥11,951	¥159	1
Investment in operating leases	26,876	26,742	(134)	(0)
Investment in securities	2,236,495	2,215,325	(21,170)	(1)
Equity method investments	29,742	31,818	2,076	7
Goodwill, intangible assets acquired in business combinations	4,452	4,452	0	—
Other assets	612,570	610,879	(1,691)	(0)

Total Segment Assets	¥2,921,927	¥2,901,167	¥(20,760)	(1)

Banking and Credit
:
Banking; consumer finance
In the banking business, we aim to increase finance revenues mainly by origination of real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Segment profits decreased 22% to ¥13,107 million compared to the same period of the previous fiscal year due to a decrease in finance revenues as a result of ORIX Credit Corporation becoming an equity method investee due to the partial sale of its shares in the fourth quarter of fiscal 2024.
Segment assets totaled ¥2,921,424 million, remaining relatively unchanged compared to the end of the previous fiscal year.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥39,630	¥28,818	¥(10,812)	(27)
Gains on investment securities and dividends	187	65	(122)	(65)
Services income	3,111	1,567	(1,544)	(50)

Total Segment Revenues	42,928	30,450	(12,478)	(29)

Segment Expenses:
Interest expense	2,608	2,745	137	5
Services expense	3,436	4,433	997	29
Other (income) and expense	(276)	106	382	—
Selling, general and administrative expenses	16,041	10,635	(5,406)	(34)
Provision for credit losses, and write-downs of long-lived assets and securities	4,116	308	(3,808)	(93)

Total Segment Expenses	25,925	18,227	(7,698)	(30)

Equity in Net income (Loss) of equity method investments and others	(201)	884	1,085	—

Segment Profits	¥16,802	¥13,107	¥(3,695)	(22)

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,378,183	¥2,368,834	¥(9,349)	(0)
Investment in securities	311,237	311,975	738	0
Equity method investments	43,601	44,423	822	2
Other assets	201,196	196,192	(5,004)	(2)

Total Segment Assets	¥2,934,217	¥2,921,424	¥(12,793)	(0)

Aircraft and Ships
:
Aircraft investment and management; ship-related finance and investment
In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market including through mutually complementary relationships with Avolon Holdings Limited. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
Segment profits increased 70% to ¥32,011 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues as a result of a new acquisition of a subsidiary in the fourth quarter of fiscal 2024.
Segment assets increased 4% to ¥1,221,976 million compared to the end of the previous fiscal year due to an increase in investment in operating leases, offset by a decrease resulting from foreign exchange effects.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥4,051	¥3,333	¥(718)	(18)
Gains on investment securities and dividends	232	139	(93)	(40)
Operating leases	21,867	41,900	20,033	92
Sales of goods and real estate	97	196	99	102
Services income	2,999	5,734	2,735	91

Total Segment Revenues	29,246	51,302	22,056	75

Segment Expenses:
Interest expense	5,089	8,563	3,474	68
Costs of operating leases	10,278	17,581	7,303	71
Costs of goods and real estate sold	97	199	102	105
Services expense	506	2,151	1,645	325
Other (income) and expense	(2,973)	(2,543)	430	—
Selling, general and administrative expenses	4,936	5,004	68	1
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(0)	(0)	—

Total Segment Expenses	17,933	30,955	13,022	73

Equity in Net income (Loss) of equity method investments and others	7,481	11,664	4,183	56

Segment Profits	¥18,794	¥32,011	¥13,217	70

	As of March 31, 2024	As of September 30, 2024	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥60,468	¥44,765	¥(15,703)	(26)
Investment in operating leases	557,867	643,430	85,563	15
Investment in securities	11,960	11,095	(865)	(7)
Property under facility operations	0	29	29	—
Inventories	733	1,896	1,163	159
Advances for finance lease and operating lease	9,232	18,062	8,830	96
Equity method investments	399,061	375,458	(23,603)	(6)
Goodwill, intangible assets acquired in business combinations	19,114	29,337	10,223	53
Other assets	111,206	97,904	(13,302)	(12)

Total Segment Assets	¥1,169,641	¥1,221,976	¥52,335	4

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With controlling the amount of assets and the expansion of assets under management, we aim for the growth of profits along with improvement of capital efficiency.
Segment profits decreased 23% to ¥16,607 million compared to the same period of the previous fiscal year due to a decrease in gains on investment securities and dividends and an increase in selling, general and administrative expenses, offset by an increase in gains on sales of subsidiaries and equity method investments.
Segment assets decreased 9% to ¥1,540,075 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects and a decrease in installment loans.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥57,662	¥53,163	¥(4,499)	(8)
Gains on investment securities and dividends	4,591	(280)	(4,871)	—
Operating leases	699	292	(407)	(58)
Sales of goods and real estate	231	235	4	2
Services income	24,554	22,255	(2,299)	(9)

Total Segment Revenues	87,737	75,665	(12,072)	(14)

Segment Expenses:
Interest expense	24,363	22,225	(2,138)	(9)
Costs of operating leases	104	649	545	524
Costs of goods and real estate sold	139	151	12	9
Services expense	1,535	854	(681)	(44)
Other (income) and expense	(1,400)	(2,284)	(884)	—
Selling, general and administrative expenses	41,581	45,360	3,779	9
Provision for credit losses, and write-downs of long-lived assets and securities	1,005	1,617	612	61

Total Segment Expenses	67,327	68,572	1,245	2

Equity in Net income (Loss) of equity method investments and others	1,081	9,514	8,433	780

Segment Profits	¥21,491	¥16,607	¥(4,884)	(23)

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥505	¥455	¥(50)	(10)
Installment loans	699,384	596,207	(103,177)	(15)
Investment in operating leases	9,858	11,486	1,628	17
Investment in securities	509,172	484,048	(25,124)	(5)
Property under facility operations and servicing assets	79,747	73,571	(6,176)	(8)
Inventories	159	212	53	33
Equity method investments	61,415	57,845	(3,570)	(6)
Goodwill, intangible assets acquired in business combinations	176,785	165,697	(11,088)	(6)
Other assets	157,459	150,554	(6,905)	(4)

Total Segment Assets	¥1,694,484	¥1,540,075	¥(154,409)	(9)

ORIX Europe
:
Asset management of global equity and fixed income
Under ORIX Corporation Europe N.V. as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Segment profits increased 6% to ¥20,797 million compared to the same period of the previous fiscal year due to an increase in services income, offset by an increase in selling, general and administrative expenses.
Segment assets totaled ¥662,997 million, remaining relatively unchanged compared to the end of the previous fiscal year.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,053	¥1,990	¥937	89
Gains on investment securities and dividends	1,889	3,821	1,932	102
Services income	101,332	120,866	19,534	19

Total Segment Revenues	104,274	126,677	22,403	21

Segment Expenses:
Interest expense	141	373	232	165
Services expense	25,938	32,629	6,691	26
Other (income) and expense	(196)	4,609	4,805	—
Selling, general and administrative expenses	61,258	69,026	7,768	13
Provision for credit losses, and write-downs of long-lived assets and securities	0	115	115	—

Total Segment Expenses	87,141	106,752	19,611	23

Equity in Net income (Loss) of equity method investments and others	2,403	872	(1,531)	(64)

Segment Profits	¥19,536	¥20,797	¥1,261	6

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥82,568	¥86,924	¥4,356	5
Equity method investments	11,907	11,592	(315)	(3)
Goodwill, intangible assets acquired in business combinations	364,773	351,985	(12,788)	(4)
Other assets	202,891	212,496	9,605	5

Total Segment Assets	¥662,139	¥662,997	¥858	0

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are primarily engaged in financial services such as leasing and lending based on business practices and laws and regulations that vary from region to region and also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment profits increased 3% to ¥19,124 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.
Segment assets totaled ¥1,707,973 million, remaining relatively unchanged compared to the end of the previous fiscal year.

	Six months ended September 30, 2023	Six months ended September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥34,208	¥37,885	¥3,677	11
Gains on investment securities and dividends	375	(47)	(422)	–
Operating leases	58,496	67,510	9,014	15
Sales of goods and real estate	153	246	93	61
Services income	11,847	12,016	169	1

Total Segment Revenues	105,079	117,610	12,531	12

Segment Expenses:
Interest expense	16,225	20,972	4,747	29
Costs of operating leases	43,447	48,902	5,455	13
Costs of goods and real estate sold	145	229	84	58
Services expense	7,365	7,599	234	3
Other (income) and expense	(1,047)	(621)	426	–
Selling, general and administrative expenses	20,000	21,782	1,782	9
Provision for credit losses, and write-downs of long-lived assets and securities	3,009	4,555	1,546	51

Total Segment Expenses	89,144	103,418	14,274	16

Equity in Net income (Loss) of equity method investments and others	2,585	4,932	2,347	91

Segment Profits	¥18,520	¥19,124	¥604	3

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥530,426	¥545,487	¥15,061	3
Installment loans	343,936	317,970	(25,966)	(8)
Investment in operating leases	395,573	397,101	1,528	0
Investment in securities	33,520	34,499	979	3
Property under facility operations	1,849	1,736	(113)	(6)
Inventories	224	156	(68)	(30)
Advances for finance lease and operating lease	3,017	3,864	847	28
Equity method investments	271,682	277,269	5,587	2
Goodwill, intangible assets acquired in business combinations	7,313	7,003	(310)	(4)
Other assets	121,693	122,888	1,195	1

Total Segment Assets	¥1,709,233	¥1,707,973	¥(1,260)	(0)

(2) Financial Condition

	As of March 31, 2024	As of September 30, 2024	Change

			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥16,322,100	¥16,339,977	¥17,877	0
(Segment assets)	16,022,129	15,907,555	(114,574)	(1)
Total liabilities	12,297,490	12,358,564	61,074	0
(Short- and long-term debt)	6,200,471	6,239,117	38,646	1
(Deposits)	2,245,835	2,295,120	49,285	2
ORIX Corporation shareholders’ equity	3,941,466	3,902,197	(39,269)	(1)
ORIX Corporation shareholders’ equity per share (yen)*1	3,422.94	3,418.59	(4.35)	(0)
ORIX Corporation shareholders’ equity ratio*2	24.1%	23.9%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6x	1.6x	—	—

* Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.
Total assets remained relatively unchanged at ¥16,339,977 million compared to the balance as of March 31, 2024 due to increases in cash and cash equivalents, investment in operating leases and equity method investments , offset by decreases in installment loans, investment in securities and trade notes, accounts and other receivable. In addition, segment assets decreased 1% to ¥15,907,555 million compared to the balance as of March 31, 2024.
Total liabilities remained relatively unchanged at ¥12,358,564 million compared to the balance as of March 31, 2024 due to increases in short-term debt and deposits, offset by decreases in trade notes, accounts and other payable and long-term debt.
Shareholders’ equity decreased 1% to ¥3,902,197 million compared to the balance as of March 31, 2024.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the impact of geopolitical risks and the monetary policies of central banks of major countries on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥8,534,237 million as of September 30, 2024. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of September 30, 2024. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2024	September 30, 2024
Borrowings from financial institutions	¥436,822	¥508,449
Secured borrowings on securities lending transactions	120,116	126,623
Bonds	1,122	1,094
Commercial paper	13,849	108,312
Payables under securitized loan receivables and other assets	2,186	0

Total short-term debt	¥574,095	¥744,478

Short-term debt as of September 30, 2024 was ¥744,478 million, which accounted for 12% of the total amount of short-term and long-term debt (excluding deposits) as compared to 9% as of March 31, 2024.

While the amount of short-term debt as of September 30, 2024 was ¥744,478 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2024 was ¥1,692,364 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2024	September 30, 2024
Borrowings from financial institutions and other	¥3,987,754	¥3,908,913
Bonds	1,208,672	1,251,324
Medium-term notes	272,064	285,596
Payables under securitized loan receivables and other assets	157,886	48,806

Total long-term debt	¥5,626,376	¥5,494,639

The balance of long-term debt as of September 30, 2024 was ¥5,494,639 million, which accounted for 88% of the total amount of short-term and long-term debt (excluding deposits) as compared to 91% as of March 31, 2024.

(c) Deposits

	Millions of yen
	March 31, 2024	September 30, 2024
Deposits	¥2,245,835	¥2,295,120
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of September 30, 2024, increased by ¥118,313 million to ¥1,303,620 million compared to March 31, 2024.
Cash flows provided by operating activities were inflow of ¥600,040 million in the six months ended September 30, 2024, up from ¥591,030 million during the same period of the previous fiscal year. This change resulted primarily from a change from an increase to a decrease in inventories.
Cash flows used in investing activities were outflow of ¥602,448 million in the six months ended September 30, 2024, down from ¥859,876 million during the same period of the previous fiscal year. This change resulted primarily from an increase in proceeds from sales and redemption of available-for-sale debt securities, partially offset by an increase in purchases of available-for-sale debt securities.
Cash flows provided by financing activities were inflow of ¥130,462 million in the six months ended September 30, 2024, compared to the outflow of ¥70,660 million during the same period of the previous fiscal year. This change resulted primarily from increases in debt with maturities of three months or less and a change from a decrease to an increase in deposits due to customers.
(5) Management Policy and Strategy
There were no significant changes for the six months ended September 30, 2024.
(6) Challenges to be addressed on a priority basis
There were no significant changes for the six months ended September 30, 2024.
(7) Research and Development Activity
There were no significant changes in research and development activities for the six months ended September 30, 2024.
(8) Major Facilities
There were no significant changes in major facilities for the six months ended September 30, 2024.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the six months ended September 30, 2024 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	September 30, 2024	Increase, net	September 30, 2024	Increase, net	September 30, 2024
0	1,214,961	¥0	¥221,111	¥0	¥248,290
(2) List of Major Shareholders
The following is a list of major shareholders based on our share registry as of September 30, 2024:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
The Master Trust Bank of Japan, Ltd. (Trust Account)	221,188	19.31%
Akasaka Intercity AIR, 1-8-1, Akasaka, Minato-ku, Tokyo
Custody Bank of Japan, Ltd. (Trust Account)	101,078	8.82
1-8-12, Harumi, Chuo-ku, Tokyo
State Street Bank And Trust Company 505001	34,518	3.01
One Congress Street, Suite 1 Boston Massachusetts USA
Citibank, N.A.-NY, As Depositary Bank For Depositary Share Holders	25,099	2.19
388 Greenwich Street New York, NY 10013 USA
State Street Bank West Client-Treaty 505234	23,017	2.01
1776 Heritage Drive, North Quincy, MA 02171 USA
SMBC Nikko Securities Inc.	20,998	1.83
3-3-1, Marunouchi, Chiyoda-ku, Tokyo
JPMorgan Securities Japan Co., Ltd.	16,107	1.40
Tokyo Building, 2-7-3, Marunouchi, Chiyoda-ku, Tokyo
JP Morgan Chase Bank 385781	15,278	1.33
25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom
State Street Bank And Trust Company 505103	12,971	1.13
One Congress Street, Suite 1 Boston Massachusetts USA
State Street Bank And Trust Company 505301	12,763	1.11
One Congress Street, Suite 1 Boston Massachusetts USA

	483,022	42.18

Notes: 1	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

: 2
In addition to the above, the Company has treasury stock shares of 69,962 thousand shares. The Company’s shares held through the Board Incentive Plan Trust (3,535 thousand shares) are not included in the number of treasury stock shares.

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2024 and September 30, 2024, there were no changes of directors and executive officers.

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2024	September 30, 2024
Cash and Cash Equivalents		¥1,032,810	¥1,168,945
Restricted Cash		152,497	134,675
Net Investment in Leases		1,155,023	1,159,348
Installment Loans		3,958,814	3,826,463
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥129,959 million
September 30, 2024	¥130,873 million
Allowance for Credit Losses		(58,110)	(53,756)
Investment in Operating Leases		1,868,574	2,006,000
Investment in Securities		3,263,079	3,185,088
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
September 30, 2024	¥42,409 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
September 30, 2024
Amortized Cost	¥3,029,912 million
Allowance for Credit Losses	¥(540) million
Property under Facility Operations		689,573	696,139
Equity method investments		1,313,887	1,362,461
Trade Notes, Accounts and Other Receivable		401,368	354,546
Inventories		227,359	216,911
Office Facilities		248,458	245,046
Other Assets		2,068,768	2,038,111
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
September 30, 2024	¥2,859 million

Total Assets		¥16,322,100	¥16,339,977

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2024	September 30, 2024
Cash and Cash Equivalents	¥4,748	¥2,309
Net Investment in Leases (Net of Allowance for Credit Losses)	2,186	0
Installment Loans (Net of Allowance for Credit Losses)	186,889	66,403
Investment in Operating Leases	55,089	105,998
Property under Facility Operations	150,930	153,982
Equity method Investments	50,168	49,939
Other	84,858	77,585

	¥534,868	¥456,216

		Millions of yen
Liabilities and Equity		March 31, 2024	September 30, 2024
Liabilities:
Short-Term Debt		¥574,095	¥744,478
Deposits		2,245,835	2,295,120
Trade Notes, Accounts and Other Payable		362,504	297,336
Policy Liabilities and Policy Account Balances		1,892,510	1,930,730
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
September 30, 2024	¥151,331 million
Current and Deferred Income Taxes		570,724	550,235
Long-Term Debt		5,626,376	5,494,639
Other Liabilities		1,025,446	1,046,026

Total Liabilities		12,297,490	12,358,564

Redeemable Noncontrolling Interests		2,645	2,506

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		233,457	233,955
Retained Earnings		3,259,730	3,378,114
Accumulated Other Comprehensive Income		357,148	234,098
Treasury Stock, at Cost		(129,980)	(165,081)

ORIX Corporation Shareholders’ Equity		3,941,466	3,902,197
Noncontrolling Interests		80,499	76,710

Total Equity		4,021,965	3,978,907

Total Liabilities and Equity		¥16,322,100	¥16,339,977

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2024	September 30, 2024
Short-Term Debt	¥2,186	¥0
Trade Notes, Accounts and Other Payable	845	1,331
Long-Term Debt	339,143	260,523
Other	27,694	25,611

	¥369,868	¥287,465

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Revenues:
Finance revenues	¥171,642	¥164,734
Gains on investment securities and dividends	10,850	6,550
Operating leases	259,949	310,848
Life insurance premiums and related investment income	285,738	233,808
Sales of goods and real estate	173,800	190,874
Services income	457,977	496,819

Total revenues	1,359,956	1,403,633

Expenses:
Interest expense	90,891	83,717
Costs of operating leases	176,894	192,799
Life insurance costs	222,097	166,863
Costs of goods and real estate sold	124,795	139,155
Services expense	267,177	290,952
Other (income) and expense	2,503	10,902
Selling, general and administrative expenses	302,265	314,225
Provision for credit losses	8,616	7,319
Write-downs of long-lived assets	538	506
Write-downs of securities	16	223

Total expenses	1,195,792	1,206,661

Operating Income	164,164	196,972
Equity in Net Income of Equity method investments	16,675	28,516
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	3,628	31,503

Income before Income Taxes	184,467	256,991
Provision for Income Taxes	53,827	74,862

Net Income	130,640	182,129

Net Income (Loss) Attributable to the Noncontrolling Interests	2,502	(973)

Net Income Attributable to the Redeemable Noncontrolling Interests	38	156

Net Income Attributable to ORIX Corporation Shareholders	¥128,100	¥182,946

	Yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥109.92	¥159.42
Diluted:	109.76	159.15

Note:
The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the six months ended September 30, 2023 have been retrospectively reclassified for this change.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Net Income	¥130,640	¥182,129

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(100,412)	(54,756)
Impact of changes in policy liability discount rate	110,576	2,741
Net change of debt valuation adjustments	(123)	(75)
Net change of defined benefit pension plans	(89)	(526)
Net change of foreign currency translation adjustments	163,583	(63,533)
Net change of unrealized gains (losses) on derivative instruments	2,408	(8,229)

Total other comprehensive income (loss)	175,943	(124,378)

Comprehensive Income	306,583	57,751

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	7,553	(2,132)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	200	(13)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥298,830	¥59,896

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Six months ended September 30, 2023

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

Contribution to subsidiaries						0	2,946	2,946
Transaction with noncontrolling interests		84		(165)		(81)	1,038	957
Comprehensive income, net of tax:
Net income			128,100			128,100	2,502	130,602
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(100,411)		(100,411)	0	(100,411)
Impact of changes in policy liability discount rate				110,576		110,576	0	110,576
Net change of debt valuation adjustments				(123)		(123)	0	(123)
Net change of defined benefit pension plans				(89)		(89)	0	(89)
Net change of foreign currency translation adjustments				158,229		158,229	5,191	163,420
Net change of unrealized gains (losses) on derivative instruments				2,548		2,548	(140)	2,408

Total other comprehensive income						170,730	5,051	175,781

Total comprehensive income						298,830	7,553	306,383

Cash dividends			(50,209)			(50,209)	(1,354)	(51,563)
Acquisition of treasury stock					(31,474)	(31,474)	0	(31,474)
Other, net		426			(1)	425	0	425

Balance at September 30, 2023	¥221,111	¥233,679	¥3,132,339	¥326,700	¥(152,731)	¥3,761,098	¥80,898	¥3,841,996

Six months ended September 30, 2024

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2024	¥221,111	¥233,457	¥3,259,730	¥357,148	¥(129,980)	¥3,941,466	¥80,499	¥4,021,965

Cumulative effect of adopting Accounting Standards Update 2023-02			(157)			(157)	0	(157)

Balance at April 1, 2024	¥221,111	¥233,457	¥3,259,573	¥357,148	¥(129,980)	¥3,941,309	¥80,499	¥4,021,808

Contribution to subsidiaries						0	3,405	3,405
Transaction with noncontrolling interests						0	(4,553)	(4,553)
Comprehensive income (loss), net of tax:
Net income (loss)			182,946			182,946	(973)	181,973
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(54,744)		(54,744)	0	(54,744)
Impact of changes in policy liability discount rate				2,741		2,741	0	2,741
Net change of debt valuation adjustments				(75)		(75)	0	(75)
Net change of defined benefit pension plans				(525)		(525)	(1)	(526)
Net change of foreign currency translation adjustments				(62,223)		(62,223)	(1,153)	(63,376)
Net change of unrealized gains (losses) on derivative instruments				(8,224)		(8,224)	(5)	(8,229)

Total other comprehensive income (loss)						(123,050)	(1,159)	(124,209)

Total comprehensive income (loss)						59,896	(2,132)	57,764

Cash dividends			(64,405)			(64,405)	(509)	(64,914)
Acquisition of treasury stock					(35,417)	(35,417)	0	(35,417)
Disposal of treasury stock		(158)			316	158	0	158
Other, net		656				656	0	656

Balance at September 30, 2024	¥221,111	¥233,955	¥3,378,114	¥234,098	¥(165,081)	¥3,902,197	¥76,710	¥3,978,907

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Cash Flows from Operating Activities:
Net income	¥130,640	¥182,129
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	178,502	200,794
Principal payments received under net investment in leases	235,228	258,428
Provision for credit losses	8,616	7,319
Equity in net income of equity method investments	(16,675)	(28,516)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(3,628)	(31,503)
Gains on sales of securities other than trading	(3,703)	(884)
Gains on sales of operating lease assets	(27,792)	(44,646)
Write-downs of long-lived assets	538	506
Write-downs of securities	16	223
Decrease in trading securities	2,324	13,853
(Increase) Decrease in inventories	(52,653)	2,465
Decrease in trade notes, accounts and other receivable	21,880	28,794
Decrease in trade notes, accounts and other payable	(36,073)	(18,950)
Increase in policy liabilities and policy account balances	100,338	41,053
Other, net	53,472	(11,025)

Net cash provided by operating activities	591,030	600,040

Cash Flows from Investing Activities:
Purchases of lease equipment	(620,344)	(671,739)
Originations of installment loans	(665,218)	(698,963)
Principal collected on installment loans	628,398	723,410
Proceeds from sales of operating lease assets	114,989	143,787
Investments in equity method investees, net	(126,495)	(37,486)
Proceeds from sales of equity method investments	10,181	12,847
Purchases of available-for-sale debt securities	(238,062)	(373,479)
Proceeds from sales of available-for-sale debt securities	89,928	225,927
Proceeds from redemption of available-for-sale debt securities	20,694	139,666
Purchases of equity securities other than trading	(22,832)	(43,981)
Proceeds from sales of equity securities other than trading	6,612	20,060
Purchases of property under facility operations	(37,368)	(23,787)
Acquisitions of subsidiaries, net of cash acquired	(12,966)	(34,279)
Sales of subsidiaries, net of cash disposed	5,543	37,724
Other, net	(12,936)	(22,155)

Net cash used in investing activities	(859,876)	(602,448)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	40,454	154,418
Proceeds from debt with maturities longer than three months	484,586	574,786
Repayment of debt with maturities longer than three months	(471,333)	(571,260)
Net increase (decrease) in deposits due to customers	(23,631)	49,646
Cash dividends paid to ORIX Corporation shareholders	(50,209)	(64,405)
Acquisition of treasury stock	(31,474)	(35,417)
Contribution from noncontrolling interests	1,834	570
Purchases of shares of subsidiaries from noncontrolling interests	(150)	(13)
Net increase (decrease) in call money	(20,000)	23,000
Other, net	(737)	(863)

Net cash provided by (used in) financing activities	(70,660)	130,462

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	26,828	(9,741)

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	(312,678)	118,313

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,366,908	1,185,307

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,054,230	¥1,303,620

Notes:	1.
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of September 30, 2023 and September 30, 2024, respectively.

	Millions of yen
	September 30, 2023	September 30, 2024
Cash and Cash Equivalents	¥915,107	¥1,168,945
Restricted Cash	139,123	134,675

Cash, Cash Equivalents and Restricted Cash	¥1,054,230	¥1,303,620

2.
The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of cash flows for the six months ended September 30, 2023, have been retrospectively reclassified for this change.

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”).
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2024 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs and loan origination fees and related direct loan origination costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Loan origination fees and related direct loan origination costs are mainly being deferred and amortized over the term of the related loans using the interest method.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating credit losses expected to occur in the future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are measured using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. The discount rate is calculated by applying the discount rate as of the valuation date, and assumptions are reviewed at least annually except for the expense assumptions. Changes in the liabilities for future policy benefits resulting from changes of cash flow assumptions are recognized in earnings. Changes in the liabilities for future policy benefits resulting from changes of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax.
Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to SPEs that need to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, SPEs that meet certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to these types of SPEs in a securitization transaction, the transferee SPEs are not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
Consolidated subsidiaries
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
All significant intercompany accounts and transactions have been eliminated in preparing our consolidated financial statements.
Equity method investees

(1)	Investment in corporate entities
Investments in corporate entities, in which the Company and its subsidiaries have 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an equity method investee is recognized.

(2)	Investment in real estate joint ventures
Investments in real estate joint ventures, which includes contracts for the development and operation of real estate, are accounted for by using the equity method.

(3)	Investment in partnerships and other investments
Investments in partnerships and other investments, in which the Company and its subsidiaries have more than
3% to 5% ownership or over which the Company and its subsidiaries can exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected.
Equity method investments are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
When an equity method investee issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its equity method investee and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain consolidated subsidiaries and equity method investees.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eleven areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, fair value measurement of assets acquired and liabilities assumed in a business combination, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each reporting period.

The financial statements of overseas subsidiaries and equity method investees are translated into Japanese yen by applying the exchange rates in effect at the end of each reporting period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and equity method investees are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees are recognized in revenues from finance leases and those underlying costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain related direct loan origination costs, net of loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and its subsidiaries are released from the risk of the obligation.

(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥936,001 million and ¥950,230 million as of March 31, 2024 and September 30, 2024, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.

(e) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.
Life insurance benefits are recorded as expenses when they are incurred. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of liabilities for future policy benefits other than individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. Certain subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Certain subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. The net premium ratios for calculating the liabilities for future policy benefits are also updated quarterly reflecting actual cash flows. Certain subsidiaries remeasure the liabilities for future policy benefits using the updated net premium ratios as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, the Company and its subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.
The Company and its subsidiaries use a yield curve based on the yields on single-A
rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits to determine discount rate assumptions. The yields on single-A
rated fixed-income instruments are referenced in the index provided by a third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policy benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the referenced index, the discount rate yield curve beyond the observable period of the referenced index is interpolated to the ultimate forward rate using the Smith-Wilson method.

The insurance contracts sold by certain subsidiaries include variable annuity, variable life and fixed annuity insurance contracts. Certain subsidiaries manage investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
Certain subsidiaries provide minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guaranteed risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve certain subsidiaries from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on certain subsidiaries. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of certain subsidiaries, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits.
Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies, and the amortization is recorded in life insurance costs in the consolidated statements of income.
For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected using mortality and lapse rates estimated based on historical experience, industry data and other factors, which are consistent with those assumptions used for calculating the liabilities for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs are derived by updating the projected number of policies in force and recognized prospectively over the expected term of the policies.
(f) Allowance for credit losses
The allowance for credit losses estimates credit losses expected to occur in the future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans and other receivables, and is recognized based on management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”), see Note 2 “Significant Accounting and Reporting Policies (f) Allowance for credit losses.”
(i) Income taxes
The Company, in general, determines its provision for income taxes for the six months ended September 30, 2023 and 2024 by applying the estimated effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for the six months ended September 30, 2023 and 2024 were approximately 29.2% and 29.1%, respectively. For the six months ended September 30, 2023 and 2024, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries. The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayment rates and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(o) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2024 and September 30, 2024 were ¥137,179 million and ¥149,858 million, respectively. There were ¥129,959 million and ¥130,873 million of loans held for sale as of March 31, 2024 and September 30, 2024, respectively, measured at fair value by electing the fair value option.
(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels) and environmental assets (including mega solar facilities, wind power plants and coal-biomass
co-fired
power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥205,320 million and ¥221,351 million as of March 31, 2024 and September 30, 2024, respectively.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2024 and September 30, 2024, residential condominiums under development were ¥118,458 million and ¥126,919 million, respectively, and completed residential condominiums and merchandise for sale were ¥108,901 million and ¥89,991 million, respectively.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥84,364 million and ¥84,267 million as of March 31, 2024 and September 30, 2024, respectively.
(s)
Right-of-use
assets
The Company and its subsidiaries record the
Right-of-use
assets (hereinafter, “ROU assets”) recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(t) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(u) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. Under the acquisition method, the assets acquired and liabilities assumed are recognized and measured based on their fair values at the date control is obtained. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
The measurement of the fair value of identifiable assets acquired and liabilities assumed in a business combination may require significant judgments, assumptions, and estimates. For intangible assets acquired in a business combination, when observable market values are not available, the Company and its subsidiaries measure fair value using valuation techniques such as the excess earnings method and the royalty exemption method, which use future sales growth rates, operating margins, discount rates, etc.
(v) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit which is either the same level as an operating segment level or one level below an operating segment.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative impairment test. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount and an impairment loss is recognized in an amount equal to the difference.
The amount of goodwill was ¥631,770 million and ¥627,690 million as of March 31, 2024 and September 30, 2024, respectively.
The amount of other intangible assets was ¥532,950 million and ¥518,942 million as of March 31, 2024 and September 30, 2024, respectively.
(w) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.

(x) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(y) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(z) New accounting pronouncements
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2024. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries adopted this update on April 1, 2024. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations, financial position, or disclosures.

In March 2023, Accounting Standards Update
2023-01
(“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 choosing the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-02
(“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income
housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets. The adoption of this update did not have any material effect on the Company and its subsidiaries’ disclosures.
In August 2023, Accounting Standards Update 2023-05 (“Recognition and Initial Measurement”—Subtopic 805-60 (“Business Combinations—Joint Venture Formations”) was issued. This update clarifies the basis of accounting for joint ventures upon formation and requires a joint venture to recognize and initially measure its assets and liabilities at fair value on its formation date. This update also requires joint ventures to make disclosures related to their formation. This update does not amend the definition of a joint venture or the accounting by an equity method investor for its investment in a joint venture. This update is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. The Company and its subsidiaries will adopt this update on January 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In November 2023, Accounting Standards Update 2023-07 (“Improvements to Reportable Segment Disclosures”) was issued. This update requires improved disclosures for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 for the fiscal year and on April 1, 2025 for the interim periods. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2023, Accounting Standards Update 2023-08 (“Accounting for and Disclosure of Crypto Assets”—Subtopic 350-60 (“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In December 2023, Accounting Standards Update 2023-09 (“Improvements to Income Tax Disclosures”—ASC740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by applicable statutory income tax rate. It also requires disclosure of the amount of income taxes paid for each national, local and foreign tax. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update that require the annual disclosure on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ changes in disclosures required by this update.
In March 2024, Accounting Standards Update 2024-01 (“Scope Application of Profits Interest and Similar Awards”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718 (“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries expect to adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, variable annuity and variable life insurance contracts, and certain accounts payable at fair value on a recurring basis.
The presentation of equity method investment has been changed since fiscal 2024. The amounts of fair value measurements in the previous years have been retrospectively reclassified for this change.

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40
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The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and September 30, 2024:
March 31, 2024

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥129,959	¥0	¥33,393	¥96,566
Available-for-sale debt securities:	2,665,478	11,491	2,334,690	319,297
Japanese and foreign government bond securities*2	1,034,914	4,303	1,030,611	0
Japanese prefectural and foreign municipal bond securities	401,465	0	390,543	10,922
Corporate debt securities*3	844,579	7,188	831,805	5,586
CMBS and RMBS in the Americas	87,740	0	80,575	7,165
Other asset-backed securities and debt securities	296,780	0	1,156	295,624
Equity securities*4*5	415,607	108,964	143,786	162,857
Derivative assets:	72,986	52	66,433	6,501
Interest rate swap agreements	18,995	0	18,995	0
Options held/written and other	15,349	0	8,848	6,501
Futures, foreign exchange contracts	38,172	52	38,120	0
Foreign currency swap agreements	470	0	470	0
Netting*6	(47,496)	0	0	0
Net derivative assets	25,490	0	0	0
Other assets:	2,786	0	0	2,786
Reinsurance recoverables*7	2,786	0	0	2,786

Total	¥3,286,816	¥120,507	¥2,578,302	¥588,007

Liabilities:
Derivative liabilities:	¥95,686	¥607	¥90,862	¥4,217
Interest rate swap agreements	3,728	0	3,728	0
Options held/written and other	14,394	0	10,177	4,217
Futures, foreign exchange contracts	70,997	607	70,390	0
Foreign currency swap agreements	6,563	0	6,563	0
Credit derivatives written	4	0	4	0
Netting*6	(47,496)	0	0	0
Net derivative Liabilities	48,190	0	0	0
Policy Liabilities and Policy Account Balances:	167,207	0	0	167,207
Variable annuity and variable life insurance contracts*8	167,207	0	0	167,207

Accounts Payable	14,136	0	0	14,136

Contingent Consideration	14,136	0	0	14,136

Total	¥277,029	¥607	¥90,862	¥185,560

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September 30, 2024

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥130,873	¥0	¥47,823	¥83,050
Available-for-sale debt securities:	2,601,080	12,328	2,352,451	236,301
Japanese and foreign government bond securities*2	1,086,796	7,862	1,078,934	0
Japanese prefectural and foreign municipal bond securities	411,845	0	401,469	10,376
Corporate debt securities*3	799,148	4,466	789,305	5,377
CMBS and RMBS in the Americas	86,466	0	79,704	6,762
Other asset-backed securities and debt securities	216,825	0	3,039	213,786
Equity securities*4*5	399,999	105,116	129,231	165,652
Derivative assets:	63,075	78	53,432	9,565
Interest rate swap agreements	14,184	0	14,184	0
Options held/written and other	13,601	0	4,036	9,565
Futures, foreign exchange contracts	33,080	78	33,002	0
Foreign currency swap agreements	2,210	0	2,210	0
Netting*6	(29,924)	0	0	0
Net derivative assets	33,151	0	0	0
Other assets:	2,859	0	0	2,859
Reinsurance recoverables*7	2,859	0	0	2,859

Total	¥3,197,886	¥117,522	¥2,582,937	¥497,427

Liabilities:
Derivative liabilities:	¥85,690	¥892	¥83,900	¥898
Interest rate swap agreements	3,496	0	3,496	0
Options held/written and other	14,351	0	13,453	898
Futures, foreign exchange contracts	66,432	892	65,540	0
Foreign currency swap agreements	1,407	0	1,407	0
Credit derivatives written	4	0	4	0
Netting*6	(29,924)	0	0	0
Net derivative Liabilities	55,766	0	0	0
Policy Liabilities and Policy Account Balances:	151,331	0	0	151,331
Variable annuity and variable life insurance contracts*8	151,331	0	0	151,331
Accounts Payable	14,174	0	0	14,174
Contingent Consideration	14,174	0	0	14,174

Total	¥251,195	¥892	¥83,900	¥166,403

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*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a gain of ¥353 million and ¥
451 million from the change in the fair value of the loans for the six months ended September 30, 2023 and 2024, respectively. No gains or losses were recognized in earnings during the six months ended September 30, 2023 and 2024 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2024, were ¥130,554 million and ¥129,959 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥595 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2024, were ¥130,663 million and ¥130,873 million, respectively, and the amount of the aggregate fair value was more than the amount of aggregate unpaid principal balance by ¥
210 million. There were no loans that are 90 days or more past due or, in non-accrual
status as of March 31, 2024. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual status as of September 30, 2024, were ¥13,151 million and ¥12,903 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥248 million.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥7 million and gains of ¥
41 million from the change in the fair value of those investments for the six months ended September 30, 2023 and 2024, respectively. The amounts of aggregate fair value elected the fair value option were ¥1,000 million and ¥6,795 million as of March 31, 2024 and September 30, 2024, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥48 million and gains of ¥
415 million from the change in the fair value of those investments for the six months ended September 30, 2023 and 2024, respectively. The amounts of aggregate fair value elected the fair value option were ¥7,751 million and ¥9,996 million as of March 31, 2024 and September 30, 2024, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥819 million and ¥1,799 million from the change in the fair value of those investments for the six months ended September 30, 2023 and 2024, respectively. The amounts of aggregate fair value elected the fair value option were ¥26,945 million and ¥25,618 million as of March 31, 2024 and September 30, 2024, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥85,280 million and ¥95,317 million as of March 31, 2024 and September 30, 2024, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥2,786 million and ¥2,859 million as of March 31, 2024 and September 30, 2024, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the six months ended September 30, 2023 and 2024, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥167,207 million and ¥151,331 million as of March 31, 2024 and September 30, 2024, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six months ended September 30, 2023 and 2024, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

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The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2023 and 2024:
Six months ended September 30, 2023

	Millions of yen
	Balance at April 1, 2023	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2023*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2023*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥173,849	¥339	¥18,249	¥18,588	¥3,132	¥(58,350)	¥(9,830)	¥0	¥127,389	¥140	¥18,249
Available-for-sale debt securities	243,602	12,527	13,684	26,211	21,976	(3,651)	(7,256)	1,273	282,155	11,956	14,095
Japanese prefectural and foreign municipal bond securities	3,331	(80)	501	421	0	0	0	1,273	5,025	(80)	472
Corporate debt securities	4,737	719	(0)	719	14	0	(70)	0	5,400	539	(0)
CMBS and RMBS in the Americas	0	0	196	196	6,879	0	0	0	7,075	0	0
Other asset-backed securities and debt securities	235,534	11,888	12,987	24,875	15,083	(3,651)	(7,186)	0	264,655	11,497	13,623
Equity securities	143,074	2,383	17,399	19,782	3,342	(401)	(663)	0	165,134	2,175	17,400
Investment funds	143,074	2,383	17,399	19,782	3,342	(401)	(663)	0	165,134	2,175	17,400
Derivative assets and liabilities (net)	(7,824)	4,229	(619)	3,610	0	0	0	0	(4,214)	4,229	(619)
Options held/written and other	(7,824)	4,229	(619)	3,610	0	0	0	0	(4,214)	4,229	(619)
Other asset	4,676	(1,409)	0	(1,409)	500	0	(97)	0	3,670	(1,409)	0
Reinsurance recoverables*5	4,676	(1,409)	0	(1,409)	500	0	(97)	0	3,670	(1,409)	0
Policy Liabilities and Policy Account Balances	163,734	(10,121)	(170)	(10,291)	0	0	(13,848)	0	160,177	(10,121)	(170)
Variable annuity and variable life insurance contracts*6	163,734	(10,121)	(170)	(10,291)	0	0	(13,848)	0	160,177	(10,121)	(170)

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Six months ended September 30, 2024

	Millions of yen
	Balance at April 1, 2024	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2024	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2024*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2024*2
		Included in earnings *1	Included in other comprehensive incom e*2	Total
Loans held for sale	¥96,566	¥(222)	¥(4,910)	¥(5,132)	¥453	¥0	¥(8,837)	¥0	¥83,050	¥56	¥(4,910)
Available-for-sale debt securities	319,297	(3,251)	(6,019)	(9,270)	65,240	(50,630)	(88,336)	0	236,301	(3,649)	25,351
Japanese prefectural and foreign municipal bond securities	10,922	(61)	(476)	(537)	0	0	(9)	0	10,376	(61)	(476)
Corporate debt securities	5,586	(124)	(15)	(139)	0	0	(70)	0	5,377	(325)	(15)
CMBS and RMBS in the Americas	7,165	0	(403)	(403)	0	0	0	0	6,762	0	(403)
Other asset-backed securities and debt securities	295,624	(3,066)	(5,125)	(8,191)	65,240	(50,630)	(88,257)	0	213,786	(3,263)	26,245
Equity securities	162,857	(4,902)	(9,831)	(14,733)	19,451	0	(1,923)	0	165,652	(4,956)	(9,834)
Investment funds	162,857	(4,902)	(9,831)	(14,733)	19,451	0	(1,923)	0	165,652	(4,956)	(9,834)
Derivative assets and liabilities (net)	2,284	6,921	(538)	6,383	0	0	0	0	8,667	6,921	(538)
Options held/written and other	2,284	6,921	(538)	6,383	0	0	0	0	8,667	6,921	(538)
Other asset	2,786	(365)	0	(365)	476	0	(38)	0	2,859	(365)	0
Reinsurance recoverables*5	2,786	(365)	0	(365)	476	0	(38)	0	2,859	(365)	0
Policy Liabilities and Policy Account Balances	167,207	4,141	(104)	4,037	0	0	(11,839)	0	151,331	4,141	(104)
Variable annuity and variable life insurance contracts*6	167,207	4,141	(104)	4,037	0	0	(11,839)	0	151,331	4,141	(104)
Accounts Payable:	14,136	(382)	344	(38)	0	0	0	0	14,174	(382)	344
Contingent Consideration	14,136	(382)	344	(38)	0	0	0	0	14,174	(382)	344

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities, and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments”, unrealized gains and losses from accounts payable are included in “Net change of foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For a reconciliation of the total amount of policyholder account balances and the balances of market risk benefits related to variable annuity and variable life insurance contracts during year ended March 31, 2024 and for the six months ended September 30, 2024, see Note 18 “Long-Durations Insurance Contracts Relating to Life Insurance Operations.”

In the six months ended September 30, 2023, foreign municipal bond securities totaling ¥1,273 million were transferred from level 2 to level 3, since the inputs became unobservable. In the six months ended September 30, 2024, there were no transfers in or out of Level 3.

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The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2024 and the six months ended September 30, 2024. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2024

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,706	¥0	¥1,706	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,535	0	261	5,274
Investment in operating leases and property under facility operations	1,205	0	0	1,205
Certain equity securities	18,484	0	18,484	0
Certain equity method investments	461	0	0	461

	¥27,391	¥0	¥20,451	¥6,940

Six months ended September 30, 2024
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,106	¥0	¥1,106	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	2,908	0	0	2,908
Investment in operating leases and property under facility operations	169	0	0	169
Certain equity securities	11,664	0	11,664	0
Certain equity method investments	1,285	0	0	1,285

	¥17,132	¥0	¥12,770	¥4,362

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.
Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

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The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Real estate collateral-dependent loans owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable market prices.
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities and debt securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities.

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Equity securities and equity method investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain equity method investments are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies, discounting to net asset value based on inputs that are unobservable in the market, or broker quotes.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Accounts payable (Contingent consideration)
A certain subsidiary records a part of consideration for acquiring noncontrolling interests of its subsidiary as accounts payable (contingent consideration), and it is classified as level 3 because fair value measurement is based on discounted cash flow methodologies.

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Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and September 30, 2024.

	March 31, 2024
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥96,566	Discounted cash flows	Discount rate	7.7% – 13.0% (10.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	7,145	Discounted cash flows	Discount rate	4.9% – 10.5% (5.8%)
	3,777	Appraisals/Broker quotes	—	—
Corporate debt securities	140	Discounted cash flows	Discount rate	0.4% (0.4%)
	5,446	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	7,165	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	28,391	Discounted cash flows	Discount rate	0.3% – 51.2% (6.7%)
			Probability of default	1.9% (1.9%)
	267,233	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	131,907	Discounted cash flows	WACC	12.8% – 26.4% (17.2%)
			EV/Terminal EBITDA multiple	7.5x-12.0x (9.5x)
		Market multiples	EV/Last twelve months EBITDA multiple	8.1x-9.5x (8.8x)
			EV/Forward EBITDA multiple	6.8x-9.6x (8.2x)
			EV/Precedent transaction last twelve months EBITDA multiple	8.0x-13.0x (9.9x)
	24,668	Appraisals/Broker quotes	—	—
	6,282	Discounted cash flows	Discount rate	8.0% – 12.0% (10.3%)
Derivative assets:
Options held/written and other	6,501	Discounted cash flows	Discount rate	12.0% – 33.0% (14.6%)
Other assets:
Reinsurance recoverables	2,786	Discounted cash flows	Discount rate	(0.1)% – 1.6% (0.5%)
			Mortality rate	0.0% – 100.0% (2.9%)
			Lapse rate	1.5% – 14.0% (4.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥588,007

Liabilities:
Derivative liabilities:
Options held/written and other	¥4,198	Discounted cash flows	Discount rate	12.0% – 33.0% (14.6%)
	19	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	167,207	Discounted cash flows	Discount rate	(0.1)% – 1.6% (0.5%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 30.0% (5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (66.7%)
Accounts Payable:
Contingent Consideration	14,136	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x
				( 15.0x )

Total	¥185,560

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	September 30, 2024
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥83,050	Discounted cash flows	Discount rate	6.6% – 11.4% (8.7%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	6,816	Discounted cash flows	Discount rate	4.4% – 9.8% (8.0%)
	3,560	Appraisals/Broker quotes	—	—
Corporate debt securities	70	Discounted cash flows	Discount rate	0.6% (0.6%)
	5,307	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	6,762	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	34,420	Discounted cash flows	Discount rate	0.4% – 51.2% (5.3%)
			Probability of default	0.3% (0.3%)
	179,366	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	118,652	Discounted cash flows	WACC	13.3% – 23.7% (17.4%)
			EV/Terminal EBITDA multiple	7.5x-12x (9.1 x )
		Market multiples	EV/Last twelve months EBITDA multiple	8x-10.8x (9.1 x )
			EV/Forward EBITDA multiple	7.1x-10.8x (8.8 x )
			EV/Precedent transaction last twelve months EBITDA multiple	8x-11.4x (9.4 x )
	40,766	Appraisals/Broker quotes	—	—
	6,234	Discounted cash flows	Discount rate	8.0% – 12.0% (11.8%)
Derivative assets:
Options held/written and other	9,565	Discounted cash flows	Discount rate	12.0% –33.0% (14.7%)
Other assets:
Reinsurance recoverables	2,859	Discounted cash flows	Discount rate	0.0% –1.6% (0.7%)
			Mortality rate	0.0% –100.0% (2.9%)
			Lapse rate	1.5% – 14.0% (4.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% –100.0% (100.0%)

Total	¥497,427

Liabilities:
Derivative liabilities:
Options held/written and other	¥898	Discounted cash flows	Discount rate	12.0% –33.0% (14.7%)
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	151,331	Discounted cash flows	Discount rate	0.0% –1.6% (0.7%)
			Mortality rate	0.0% –100.0% (2.3%)
			Lapse rate	1.5% – 30.0% (5.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% –100.0% (67.0%)
Accounts Payable:
Contingent Consideration	14,174	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x (15.0x)

Total	¥166,403

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The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2024 and the six months ended September 30, 2024.

	Year ended March 31, 2024
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥892	Direct capitalization	Capitalization rate	4.6% – 6.3% (5.3%)
	4,382	Appraisals	—	—
Investment in operating leases and property under facility operations	337	Discounted cash flows	Discount rate	0.0% – 13.0% (3.6%)
	868	Appraisals	—	—
Certain equity method investments	461	Market multiples	EV/EBITDA multiple	3x-6x ( 4.5x )

	¥6,940

	Six months ended September 30, 2024
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,064	Direct capitalization	Capitalization rate	4.6% – 6.5% (5.2%)
	1,844	Appraisals	—	—
Investment in operating leases and property under facility operations	169	Appraisals
Certain equity method investments	1,285	Appraisals	—	—

	¥4,362

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

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4.	Acquisitions and Divestitures
(1) Acquisitions
There were no material acquisitions during the six months ended September 30, 2023
and
2024.
(2) Divestitures
Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2023 and 2024 amounted to ¥3,628 million and ¥31,503 million, respectively. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2023 mainly consisted of ¥229 million in Environment and Energy segment, ¥929 million in ORIX USA segment and ¥2,502 million in ORIX Europe segment. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2024 mainly consisted of ¥
4,754
million in Corporate Financial Services and Maintenance Leasing segment, ¥
19,086
million in PE Investment and Concession segment, ¥(810
) million in Environment and Energy segment, ¥
1,019
million in Aircraft and Ships segment and ¥
7,547
million in ORIX USA seg
m
ent.

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5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Revenues from contracts with customers	¥618,730	¥663,040
Other revenues *	741,226	740,593

Total revenues	¥1,359,956	¥1,403,633

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category by segment, see Note 25 “Segment Information.”

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Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information system hardware, software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Trade Notes, Accounts and Other Receivable	¥207,970	¥176,981
Contract assets (Included in Other Assets)	17,051	15,524
Contract liabilities (Included in Other Liabilities)	32,828	35,335
For the six months ended September 30, 2023 and 2024, there were no significant changes in contract assets and contract liabilities.
For the six months ended September 30, 2023 and 2024, revenues amounting to ¥23,672 million and ¥21,149 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of September 30, 2024, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥184,542 million. Remaining term for the obligations ranges up to 16 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

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6.	Leases
Lessor
Lease income for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Lease income—net investment in leases
Interest income	¥43,325	¥45,715
Other	1,649	2,044
Lease income—operating leases *	259,949	310,848

Total lease income	¥304,923	¥358,607

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥10,066 million and ¥23,587 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥17,726 million and ¥21,059 million, for the six months ended September 30, 2023 and 2024, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the six months ended September 30, 2023 and 2024.

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7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The presentation of equity method investment has been changed since fiscal 2024. The amounts of financial assets and allowance for credit losses in the previous years have been retrospectively reclassified for this change.
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.

•	Allowance for credit losses

•	Credit quality of financial assets
Credit quality indicators
Past-due
financing receivables
Non-accrual

•	Information about modifications of financing receivables made to debtors experiencing financial difficulty
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

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The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2024, and for the six months ended September 30, 2023 and 2024 :

	Six months ended September 30, 2023
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥(50)	¥0	¥(144)	¥84	¥1	¥3,983	¥3,613	¥370
Overseas	446	118	0	0	1	41	606	575	31
Card loans
Japan	9,022	753	0	(450)	8	0	9,333	8,611	722
Other
Japan	7,759	2,970	0	(1,806)	3	1	8,927	6,487	2,440
Overseas	1,889	1,370	0	(1,124)	163	238	2,536	1,896	640
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	(27)	0	0	0	0	226	226	0
The Americas	1,494	197	0	0	0	192	1,883	837	1,046
Other than non-recourse loans
Real estate companies
Japan	777	23	0	(4)	13	0	809	705	104
Overseas	1,007	(68)	0	0	0	82	1,021	1,021	0
Commercial, industrial and other companies
Japan	1,152	(29)	0	(23)	4	0	1,104	615	489
Overseas	19,132	434	0	(2,131)	101	2,107	19,643	16,288	3,355
Loans to Equity method investees	650	90	0	0	0	82	822	410	412
Purchased loans *1	1,148	69	7,580	(7,612)	1	12	1,198	511	687
Net investment in leases:	15,719	1,717	0	(1,234)	17	590	16,809	12,366	4,443

Subtotal	64,540	7,567	7,580	(14,528)	395	3,346	68,900	54,161	14,739

Other financial assets measured at amortized cost *2	833	166	0	(178)	5	142	968	292	676

Total	¥65,373	¥7,733	¥7,580	¥(14,706)	¥400	¥3,488	¥69,868	¥54,453	¥15,415

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	March 31, 2024
	Millions of yen
	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,203	¥2,893	¥310
Overseas	581	526	55
Card loans
Japan	12	12	0
Other
Japan	91	6	85
Overseas	3,060	1,762	1,298
Installment loans to corporate borrowers:
Non-recourse loans
Japan	429	429	0
The Americas	1,718	660	1,058
Other than non-recourse loans
Real estate companies
Japan	975	889	86
Overseas	1,549	1,045	504
Commercial, industrial and other companies
Japan	857	722	135
Overseas	25,824	16,061	9,763
Loans to Equity method investees	878	422	456
Purchased loans *1	1,133	548	585
Net investment in leases:	16,780	10,866	5,914

Subtotal	57,090	36,841	20,249

Other financial assets measured at amortized cost *2	1,020	321	699

Total	¥58,110	¥37,162	¥20,948

–
6
0
 –

	Six months ended September 30, 2024
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,203	¥68	¥0	¥(44)	¥35	¥1	¥3,263	¥2,972	¥291
Overseas	581	359	0	0	0	(49)	891	432	459
Card loans
Japan	12	(8)	0	0	7	1	12	12	0
Other
Japan	91	(2)	0	0	4	(2)	91	6	85
Overseas	3,060	1,815	0	(2,131)	223	(121)	2,846	1,457	1,389
Installment loans to corporate borrowers:
Non-recourse loans
Japan	429	156	0	0	0	0	585	585	0
The Americas	1,718	445	0	0	0	(127)	2,036	1,038	998
Other than non-recourse loans
Real estate companies
Japan	975	58	0	0	13	(2)	1,044	961	83
Overseas	1,549	361	0	0	0	(130)	1,780	626	1,154
Commercial, industrial and other companies
Japan	857	496	0	(125)	16	0	1,244	773	471
Overseas	25,824	(1,509)	0	(2,433)	24	(3,507)	18,399	11,492	6,907
Loans to Equity method investees	878	1,410	0	(37)	0	(173)	2,078	420	1,658
Purchased loans *1	1,133	7	597	(608)	1	(10)	1,120	530	590
Net investment in leases:	16,780	1,833	0	(1,120)	37	(131)	17,399	10,945	6,454

Subtotal	57,090	5,489	597	(6,498)	360	(4,250)	52,788	32,249	20,539

Other financial assets measured at amortized cost *2	1,020	91	0	(122)	9	(30)	968	268	700

Total	¥58,110	¥5,580	¥597	¥(6,620)	¥369	¥(4,280)	¥53,756	¥32,517	¥21,239

Note:	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.

– 6
1
 –

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥8,616 million and ¥7,319 million during the six months ended September 30, 2023 and 2024. The reconciliation between the above table and the amounts reported on the consolidated statements of income during the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
	Provision for credit losses	Provision for credit losses
Net investment in leases	¥1,717	¥1,833
Installment loans	5,850	3,656

Subtotal in the above table	7,567	5,489

Other financial assets measured at amortized cost	166	91

Total in the above table	7,733	5,580

Off-balance sheet credit exposures *3(a)	591	1,673
Available-for-sale debt securities *3(b)	292	66

Amount reported on the consolidated financial statements	¥8,616	¥7,319

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥5,116 million and ¥6,010 million as of March 31, 2024 and September 30, 2024, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥634 million and ¥540
million as of March 31, 2024 and September 30, 2024, respectively, and the amounts are recorded as a reduction in “Investment in securities” on the consolidated balance sheets. For further information, see Note 8 “Investment in Securities.”

*4	Included in Charge-off in write-offs of purchased loans were ¥7,580 million and ¥597 million during the six months ended September 30, 2023 and 2024.
*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.
The following table provides information about purchased loans which were acquired for the six months ended September 30, 2023 and 2024:

	Six months ended September 30, 2023	Six months ended September 30, 2024
Purchase price	¥1,281	¥1,129
Allowance for credit losses at acquisition date	7,580	597
Discount or premium attributable to other factors	125	251

Par value	¥8,986	¥1,977

– 6
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The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.
The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets as indicators that are common across all classes. The category of non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified to debtors experiencing financial difficulty, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.
The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.
Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.

– 6
3
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Loans to equity method investees
Equity method investees are diversified in various industries and countries. The credit quality of loans to equity method investees is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to equity method investees is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the six months ended September 30, 2024 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financing receivables if the financing receivables are collateral-dependent.
The collateral-dependent financing receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financing receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

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4
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The following table provides information about the origination years of financial assets as of March 31, 2024 and the gross write-offs recorded during the six months ended September 30, 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2024
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2024	2023	2022	2021	2020	Prior
Consumer borrowers:
Performing	¥245,106	¥200,373	¥165,337	¥248,395	¥334,364	¥788,888	¥1,982,463
Non-Performing	1,139	1,224	607	292	500	11,871	¥15,633
Real estate loans
Performing	219,407	182,697	161,632	247,905	334,009	788,635	¥1,934,285
Non-Performing	109	22	508	281	486	11,770	¥13,176
Other*
Performing	25,699	17,676	3,705	490	355	253	¥48,178
Non-Performing	1,030	1,202	99	11	14	101	¥2,457
Corporate borrowers:
Performing	484,932	236,795	276,776	96,684	121,132	183,404	¥1,399,723
Non-Performing	5,144	3,346	26,661	5,255	6,705	23,023	¥70,134

Non-recourse loans
Japan
Performing	97,099	22,621	10,572	6,713	1,266	7,015	¥145,286
The Americas
Performing	11,804	9,077	1,742	151	16,862	7,512	¥47,148
Non-Performing	0	68	0	0	0	3,047	¥3,115
Other than non-recourse loans
Real estate companies in Japan
Performing	143,553	57,185	28,355	22,836	22,907	58,195	¥333,031
Non-Performing	37	0	0	9	656	773	¥1,475
Real estate companies in overseas
Performing	4,334	16,493	9,972	2,764	3,352	4,663	¥41,578
Non-Performing	489	581	4,444	515	2,205	9,947	¥18,181

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5
 –

March 31, 2024
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2024	2023	2022	2021	2020	Prior
Commercial, industrial and other companies in Japan
Performing	95,090	29,538	18,606	11,920	10,619	14,566	¥180,339
Non-Performing	2	80	31	93	38	313	¥557

Commercial, industrial and other companies in overseas
Performing	133,052	101,881	207,529	52,300	66,126	91,453	¥652,341
Non-Performing	4,616	2,617	22,186	4,638	3,806	8,943	¥46,806

Loans to Equity method investees:
Performing	133,587	27,874	72,407	2,091	58	13,983	¥250,000
Non-Performing	0	230	327	0	0	1,372	¥1,929

Purchased loans:
Performing	145	16	590	227	4,670	13,445	¥19,093
Non-Performing	0	0	0	0	0	880	¥880

Net investment in leases:
Performing	475,594	291,724	159,885	81,835	56,625	68,555	¥1,134,218
Non-Performing	4,406	4,891	2,992	1,529	1,368	5,619	¥20,805

Japan
Performing	199,864	139,133	100,905	67,932	46,911	64,436	¥619,181
Non-Performing	213	585	886	776	657	1,796	¥4,913

Overseas
Performing	275,730	152,591	58,980	13,903	9,714	4,119	¥515,037
Non-Performing	4,193	4,306	2,106	753	711	3,823	¥15,892

Total (excluding revolving repayment card loans)
Performing	¥1,339,364	¥756,782	¥674,995	¥429,232	¥516,849	¥1,068,275	¥4,785,497
Non-Performing	¥10,689	¥9,691	¥30,587	¥7,076	¥8,573	¥42,765	¥109,381

Six months ended September 30, 2023
Millions of yen
	Gross write-offs
Portfolio segment	Origination year (years ended March 31)						Total
Class	2024	2023	2022	2021	2020	Prior
Consumer borrowers:	136	1,770	736	154	103	175	¥3,074

Real estate loans	0	0	0	0	0	144	¥144
Other*	136	1,770	736	154	103	31	¥2,930
Corporate borrowers:	101	4	225	73	112	1,643	¥2,158

Other than non-recourse loans
Real estate companies in Japan	0	0	0	0	4	0	¥4
Commercial, industrial and other companies in Japan	0	1	0	0	22	0	¥23
Commercial, industrial and other companies in overseas	101	3	225	73	86	1,643	¥2,131

Purchased loans:	0	409	226	29	206	6,742	¥7,612

Net investment in leases:	0	7	409	234	139	445	¥1,234

Japan	0	5	36	52	80	327	¥500
Overseas	0	2	373	182	59	118	¥734
Total (excluding revolving repayment card loans)	237	2,190	1,596	490	560	9,005	¥14,078

– 6
6
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The following table provides information about the origination years of financial assets as of September 30, 2024 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during the six months ended September 30, 2024. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

September 30, 2024
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2025	2024	2023	2022	2021	Prior
Consumer borrowers:
Performing	¥214,268	¥172,591	¥180,441	¥152,598	¥237,617	¥1,028,903	¥1,986,418
Non-Performing	375	1,638	1,794	2,171	430	12,081	¥18,489
Gross write-offs	213	928	897	80	6	51	¥2,175

Real estate loans
Performing	202,960	155,607	168,911	150,581	237,371	1,028,619	¥1,944,049
Non-Performing	192	511	863	2,111	424	11,986	¥16,087
Gross write-offs	0	0	0	0	0	44	¥44
Other*
Performing	11,308	16,984	11,530	2,017	246	284	¥42,369
Non-Performing	183	1,127	931	60	6	95	¥2,402
Gross write-offs	213	928	897	80	6	7	¥2,131
Corporate borrowers:
Performing	387,077	328,812	175,254	195,140	59,520	210,201	¥1,356,004
Non-Performing	1,375	7,826	9,349	25,504	8,315	29,370	¥81,739
Gross write-offs	0	43	35	2,329	14	137	¥2,558

Non-recourse loans
Japan
Performing	108,750	63,510	18,066	7,076	0	6,752	¥204,154
Gross write-offs	0	0	0	0	0	0	¥0
The Americas
Performing	23,628	15,043	10,720	2,089	145	10,403	¥62,028
Non-Performing	0	0	64	0	0	5,197	¥5,261
Gross write-offs	0	0	0	0	0	0	¥0

– 6
7
 –

September 30, 2024
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2025	2024	2023	2022	2021	Prior
Other than non-recourse loans
Real estate companies in Japan
Performing	100,107	96,409	47,681	25,418	20,547	74,415	¥364,577
Non-Performing	0	0	32	0	9	641	¥682
Gross write-offs	0	0	0	0	0	0	¥0
Real estate companies in overseas
Performing	9,118	2,722	10,456	4,958	1,299	7,383	¥35,936
Non-Performing	78	685	6,363	7,054	977	14,035	¥29,192
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	62,419	61,058	25,078	14,380	10,658	21,038	¥194,631
Non-Performing	420	10	132	30	87	131	¥810
Gross write-offs	0	0	0	0	6	119	¥125

Commercial, industrial and other companies in overseas
Performing	83,055	90,070	63,253	141,219	26,871	90,210	¥494,678
Non-Performing	877	7,131	2,758	18,420	7,242	9,366	¥45,794
Gross write-offs	0	43	35	2,329	8	18	¥2,433
Loans to Equity method investees:
Performing	438	112,903	2,807	0	1,824	14,467	¥132,439
Non-Performing	0	0	217	3,247	0	1,284	¥4,748
Gross write-offs	0	0	0	37	0	0	¥37
Purchased loans:
Performing	0	16	16	568	289	16,286	¥17,175
Non-Performing	0	0	0	0	0	951	¥951
Gross write-offs	0	0	0	57	255	296	¥608
Net investment in leases:
Performing	252,115	387,147	227,595	118,781	61,849	89,491	¥1,136,978
Non-Performing	2,097	5,298	5,134	2,605	1,186	6,050	¥22,370
Gross write-offs	0	120	337	218	151	294	¥1,120
Japan
Performing	104,398	167,171	119,297	83,232	53,143	81,489	¥608,730
Non-Performing	34	405	702	887	632	2,018	¥4,678
Gross write-offs	0	3	49	97	122	250	¥521
Overseas
Performing	147,717	219,976	108,298	35,549	8,706	8,002	¥528,248
Non-Performing	2,063	4,893	4,432	1,718	554	4,032	¥17,692
Gross write-offs	0	117	288	121	29	44	¥599
Total (excluding revolving repayment card loans)
Performing	¥853,898	¥1,001,469	¥586,113	¥467,087	¥361,099	¥1,359,348	¥4,629,014
Non-Performing	3,847	14,762	16,494	33,527	9,931	49,736	¥128,297
Gross write-offs	213	1,091	1,269	2,721	426	778	¥6,498

Note: Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.

*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

– 6
8
 –

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2024 and the gross write-offs recorded during six months ended September 30, 2023 is as follows:

	March 31, 2024
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥72,353	¥0	¥72,353	¥4,785,497	¥4,857,850

Non-Performing	0	0	0	109,381	¥109,381

	Six months ended September 30, 2023
	Millions of yen
	Gross write-offs
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Consumer borrowers:	¥375	¥75	¥450	¥14,078	¥14,528

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of September 30, 2024 and the gross write-offs, corresponding to card loans, recorded during the six months ended September 30, 2024 is as follows:

	September 30, 2024
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥69,436	¥0	¥69,436	¥4,629,014	¥4,698,450

Non-Performing	0	0	0	128,297	¥128,297

Gross write-offs	0	0	0	6,498	¥6,498

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due
financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

– 6
9
 –

The following table provides information about the
past-due
financial assets as of March 31, 2024 and September 30, 2024:

	March 31, 2024
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,994	¥4,458	¥8,452	¥2,070,449
	Real estate loans	2,064	2,178	4,242	1,947,461
	Card loans	0	0	0	72,353
	Other	1,930	2,280	4,210	50,635
Corporate borrowers		12,576	27,469	40,045	1,469,857
Non-recourse loans	Japan	0	0	0	145,286
	The Americas	2,502	1,126	3,628	50,263
Other than non-recourse loans	Real estate companies in Japan	113	115	228	334,506
	Real estate companies in overseas	1,080	17,619	18,699	59,759
	Commercial, industrial and other companies in Japan	1,666	355	2,021	180,896
	Commercial, industrial and other companies in overseas	7,215	8,254	15,469	699,147
Loans to Equity method investees		0	0	0	251,929
Net investment in leases		23,376	18,995	42,371	1,155,023
	Japan	2,525	4,372	6,897	624,094
	Overseas	20,851	14,623	35,474	530,929

Total		¥39,946	¥50,922	¥90,868	¥4,947,258

	September 30, 2024
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,150	¥4,918	¥9,068	¥2,074,343
	Real estate loans	2,505	2,812	5,317	1,960,136
	Card loans	0	0	0	69,436
	Other	1,645	2,106	3,751	44,771
Corporate borrowers		8,845	42,181	51,026	1,437,743
Non-recourse loans	Japan	0	0	0	204,154
	The Americas	0	3,386	3,386	67,289
Other than non-recourse loans	Real estate companies in Japan	151	109	260	365,259
	Real estate companies in overseas	136	28,005	28,141	65,128
	Commercial, industrial and other companies in Japan	2,305	156	2,461	195,441
	Commercial, industrial and other companies in overseas	6,253	10,525	16,778	540,472
Loans to Equity method investees		0	0	0	137,187
Net investment in leases		21,334	21,351	42,685	1,159,348
	Japan	2,639	4,180	6,819	613,408
	Overseas	18,695	17,171	35,866	545,940

Total		¥34,329	¥68,450	¥102,779	¥4,808,621

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial
assets as
past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.

–
7
0
 –

The following table provides information about
non-accrual
of financial assets as of March 31, 2024 and September 30, 2024:

		March 31, 2024
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,693	¥1,095	¥246	¥129
	Overseas	547	1,107	0	100
Card loans	Japan	1,367	0	27	0
Other
	Japan	5,429	96	169	7
	Overseas	1,105	2,574	0	35
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	3,248	3,116	0	0
Other than non-recourse loans
Real estate companies
	Japan	219	115	45	4
	Overseas	12,804	16,093	0	0
Commercial, industrial and other companies
	Japan	1,118	355	312	42
	Overseas	20,470	27,636	0	2,319
Loans to Equity method investees		667	1,929	0	1,282

Net investment in leases		16,627	19,002	0	0

Total		¥65,294	¥73,118	¥799	¥3,918

– 7
1
 –

		September 30, 2024
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,095	¥1,107	¥125	¥124
	Overseas	1,107	1,729	0	95
Card loans	Japan	0	0	0	0
Other
	Japan	96	88	1	0
	Overseas	2,574	2,299	0	29
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	3,116	5,261	0	0
Other than non-recourse loans
Real estate companies
	Japan	115	108	20	0
	Overseas	16,093	28,006	0	0
Commercial, industrial and other companies
	Japan	355	155	10	41
	Overseas	27,636	29,543	0	2,687
Loans to Equity method investees		1,929	4,748	0	1,284
Net investment in leases		19,002	21,356	0	0

Total		¥73,118	¥94,400	¥156	¥4,260

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

– 7
2
 –

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the six months ended September 30, 2023 and 2024:

Six months ended September 30, 2023

Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥245	0.0	¥2,354	0.1	¥45	0.0
Real estate loans	3	0.0	1	0.0	1	0.0
Card loans	222	0.1	1	0.0	41	0.0
Other	20	0.0	2,352	2.9	3	0.0
Corporate borrowers	0	0	862	0.1	58	0.0
Other than Non-recourse loans	0	0	862	0.1	58	0.0
Real estate companies in Japan	0	0	35	0.0	0	0
Commercial, industrial and other companies in Japan	0	0	542	0.2	0	0
Commercial, industrial and other companies in overseas	0	0	285	0.0	58	0.0
Net investment in leases	0	0	0	0	0	0.0
Overseas	0	0	0	0	0	0.0

Total	¥245	0.0	¥3,216	0.1	¥103	0.0

Six months ended September 30, 2023

Millions of yen

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination - term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥14	0.0	¥583	0.0	¥264	0.0
Real estate loans	0	0	0	0	0	0
Card loans	0	0	563	0.3	0	0
Other	14	0.0	20	0.0	264	0.3
Corporate borrowers	0	0	0	0	0	0
Other than Non-recourse loans	0	0	0	0	0	0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	0	0
Net investment in leases	0	0	0	0	0	0
Overseas	0	0	0	0	0	0

Total	¥14	0.0	¥583	0.0	¥264	0.0

– 7
3
 –

Six months ended September 30, 2024

Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0.0	¥44	0.0	¥0	0.0
Other	0	0.0	44	0.1	0	0.0
Corporate borrowers	0	0	1,875	0.1	11	0.0
Other than non-recourse loans	0	0	1,875	0.2	11	0.0
Real estate companies in Japan	0	0	1,345	0.4	0	0
Commercial, industrial and other companies in Japan	0	0	530	0.3	0	0
Commercial, industrial and other companies in overseas	0	0	0	0.0	11	0.0
Loans to Equity method investees	0	0	891	0.6	0	0.0

Total	¥0	0.0	¥2,810	0.1	¥11	0.0

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination - term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥106	0.0	¥0	0.0	¥0	0.0
Other	106	0.2	0	0.0	0	0.0
Corporate borrowers	4,895	0.3	0	0	0	0.0
Other than non-recourse loans	4,895	0.4	0	0	0	0.0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	4,895	0.9	0	0	0	0.0
Loans to Equity method investees	0	0	0	0	0	0.0

Total	¥5,001	0.1	¥0	0.0	¥0	0.0

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified to debtors experiencing financial difficulty are recognized as impaired and are individually evaluated for allowance for credit losses, taking into account payment default and repayment status after modifications. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the modifications. However, as a result of the modification, the Company and its subsidiaries may recognize additional allowance for credit losses for the modified receivables.

– 7
4
 –

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the six months ended September 30, 2023 and 2024:

Six months ended September 30, 2023

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Real estate loans	Reduced weighted-average contractual interest rate from 3.9% to 0.0%.	Added a weighted-average 1.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1 million.
Card loans	Reduced weighted-average contractual interest rate from 12.6% to 0.4%.	Added a weighted-average 6.6 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥92 million.
Other	Reduced weighted-average contractual interest rate from 14.2% to 2.5%.	Added a weighted-average 4.8 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥336 million.
Corporate borrowers
Other than Non-recourse loans	—	—	—
Real estate companies in Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 0.6 years to the life of loans.	—
Commercial, industrial and other companies in overseas	—	Added a weighted-average 4.7 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥108 million.
Net investment in leases
Overseas	—	—	Reduced the amortized cost basis of the loans by ¥0 million.

Six months ended September 30, 2024

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Other	Reduced weighted-average contractual interest rate from 16.8% to 11.9%.	Added a weighted-average 2.4 years to the life of loans.	—
Corporate borrowers
Other than non-recourse loans	—	—	—
Real estate companies in Japan	—	Added a weighted-average 2.6 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 1.0 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 14.3% to 12.9%.	Added a weighted-average 2.3 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥7 million.
Loans to Equity method investees	—	Added a weighted-average 0.5 years to the life of loans.	—
During the six months ended September 30, 2023 there was no financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date. The following table provides information about financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date during the six months ended September 30, 2024.

Six months ended September 30, 2024

Millions of yen

Portfolio segment

Class	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness

Consumer borrowers	¥0	¥0	¥0	¥20	¥0	¥0
Other	0	0	0	20	0	0

Total	¥0	¥0	¥0	¥20	¥0	¥0

The Company and its subsidiaries consider financing receivables whose terms have been modified to debtors experiencing financial difficulty as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.

– 7
5
 –

The following table provides information about the
past-due
financial assets modified to debtors experiencing financial difficulty within the previous 12 months from March 31, 2024 and September 30, 2024:

March 31, 2024
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥35	¥91	¥7
Real estate loans	1	0	0
Other	34	91	7
Corporate borrowers	6,140	0	284
Non-recourse loans	1,277	0	0
The Americas	1,277	0	0
Other than non-recourse loans	4,863	0	284
Real estate companies in Japan	37	0	32
Commercial, industrial and other companies in Japan	481	0	230
Commercial, industrial and other companies in overseas	4,345	0	22

Loans to Equity method investees	4,347	0	0

Total	¥10,522	¥91	¥291

September 30, 2024
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥11	¥186	¥12
Other	11	186	12
Corporate borrowers	8,630	0	66
Non-recourse loans	1,204	0	0
The Americas	1,204	0	0
Other than non-recourse loans	7,426	0	66
Real estate companies in Japan	1,316	0	29
Commercial, industrial and other companies in Japan	714	0	19
Commercial, industrial and other companies in overseas	5,396	0	18

Loans to Equity method investees	4,138	0	0

Total	¥12,779	¥186	¥78

As of March 31, 2024 and September 30, 2024, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥119 million and ¥160 million as of March 31, 2024 and September 30, 2024, respectively.

– 7
6
 –

8.	Investment in Securities
The presentation of equity method investment has been changed since fiscal 2024. The amounts of investment in securities in the previous years have been retrospectively reclassified for this change.
Investment in securities as of March 31, 2024 and September 30, 2024 consists of the following:

	Millions of yen

	March 31, 2024	September 30, 2024
Equity securities *	¥597,601	¥584,008
Available-for-sale debt securities	2,665,478	2,601,080

Total	¥3,263,079	¥3,185,088

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥161,244 million and ¥146,047 million as of March 31, 2024 and September 30, 2024, respectively. The amount of investment funds and others that elected the fair value option and were included in equity securities were ¥
26,945 million and ¥25,618 million as of March 31, 2024 and September 30, 2024, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of September 30, 2023 and 2024 were gains of ¥
24,322
 million and losses of ¥
1,992
 million for the six months ended September 30, 2023 and 2024, respectively, which does not include net unrealized holding gains (losses) on investment funds and others that elected the fair value option.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2024 and September 30, 2024, and for the six months ended September 30, 2023 and 2024.

	Millions of yen

	March 31, 2024			Six months ended September 30, 2023

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥96,714	¥(16,171)	¥2,201	¥(90)	¥956

	Millions of yen

	September 30, 2024			Six months ended September 30, 2024

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥88,692	¥(16,429)	¥2,680	¥(780)	¥634

– 7
7
 –

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of September 30, 2023 were losses of ¥
28
 million for the six months ended September 30, 2023. There were no gains and losses recognized on trading debt securities held as of September 30, 2024 for the six months ended September 30, 2024.
Certain subsidiaries elected the fair value option for certain investments in investment funds and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2024 and September 30, 2024, these investments were fair valued at ¥
26,945 million and ¥25,618 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2024 and September 30, 2024, these investments were fair valued at ¥1,000 million and ¥6,795 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2024 and September 30, 2024, these investments were fair valued at ¥7,751 million and ¥9,996 million, respectively.

– 7
8
 –

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities in each major security type as of March 31, 2024 and September 30, 2024 are as follows:
March 31, 2024

	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,299,025	¥0	¥11,526	¥(275,637)	¥1,034,914
Japanese prefectural and foreign municipal bond securities	425,426	(248)	2,623	(26,336)	401,465
Corporate debt securities	905,706	0	21,415	(82,542)	844,579
CMBS and RMBS in the Americas	88,586	0	929	(1,775)	87,740
Other asset-backed securities and debt securities	297,197	(386)	5,496	(5,527)	296,780

	3,015,940	(634)	41,989	(391,817)	2,665,478

September 30, 2024
	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,419,155	¥0	¥8,589	¥(340,948)	¥1,086,796
Japanese prefectural and foreign municipal bond securities	432,387	(234)	3,895	(24,203)	411,845
Corporate debt securities	874,013	0	17,066	(91,931)	799,148
CMBS and RMBS in the Americas	86,582	0	1,159	(1,275)	86,466
Other asset-backed securities and debt securities	217,775	(306)	4,960	(5,604)	216,825

	¥3,029,912	¥(540)	¥35,669	¥(463,961)	¥2,601,080

– 7
9
 –

The following table presents rollforwards of the allowance for credit losses for the six months ended September 30, 2023 and 2024, respectively:

	Millions of yen
	Six months ended September 30, 2023
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥144	¥0	¥144
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	80	212	292
Increase (Decrease) from the effects of changes in foreign exchange rates	22	10	32

Ending	¥246	¥222	¥468

	Millions of yen
	Six months ended September 30, 2024
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥248	¥386	¥634
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	35	35
Additional increases to the allowance for credit losses on available-for-sale debt securities that had an allowance recorded in a previous period	0	31	31
Increase (Decrease) from the effects of changes in foreign exchange rates	(14)	(146)	(160)

Ending	¥234	¥306	¥540

–
8
0
 –

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2024 and September 30, 2024, respectively:
March 31, 2024

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥288,662	¥(20,561)	¥605,941	¥(255,076)	¥894,603	¥(275,637)
Japanese prefectural and foreign municipal bond securities	81,368	(573)	234,289	(26,011)	315,657	(26,584)
Corporate debt securities	113,066	(1,317)	418,666	(81,225)	531,732	(82,542)
CMBS and RMBS in the Americas	3,482	(79)	35,880	(1,696)	39,362	(1,775)
Other asset-backed securities and debt securities	46,950	(2,557)	52,382	(3,356)	99,332	(5,913)

	¥533,528	¥(25,087)	¥1,347,158	¥(367,364)	¥1,880,686	¥(392,451)

September 30, 2024

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥114,175	¥(8,315)	¥801,192	¥(332,633)	¥915,367	¥(340,948)
Japanese prefectural and foreign municipal bond securities	54,985	(753)	228,194	(23,684)	283,179	(24,437)
Corporate debt securities	89,296	(1,963)	429,753	(89,968)	519,049	(91,931)
CMBS and RMBS in the Americas	7,847	(83)	22,246	(1,192)	30,093	(1,275)
Other asset-backed securities and debt securities	10,999	(1,512)	41,206	(4,398)	52,205	(5,910)

	¥277,302	¥(12,626)	¥1,522,591	¥(451,875)	¥1,799,893	¥(464,501)

– 8
1
 –

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2024 and September 30, 2024, respectively:
March 31, 2024

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥288,662	¥(20,561)	¥605,941	¥(255,076)	¥894,603	¥(275,637)
Japanese prefectural and foreign municipal bond securities	80,058	(488)	230,512	(25,848)	310,570	(26,336)
Corporate debt securities	113,066	(1,317)	418,666	(81,225)	531,732	(82,542)
CMBS and RMBS in the Americas	3,482	(79)	35,880	(1,696)	39,362	(1,775)
Other asset-backed securities and debt securities	45,517	(2,474)	51,812	(2,932)	97,329	(5,406)

	¥530,785	¥(24,919)	¥1,342,811	¥(366,777)	¥1,873,596	¥(391,696)

September 30, 2024

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥114,175	¥(8,315)	¥801,192	¥(332,633)	¥915,367	¥(340,948)
Japanese prefectural and foreign municipal bond securities	53,750	(673)	224,634	(23,530)	278,384	(24,203)
Corporate debt securities	89,296	(1,963)	429,753	(89,968)	519,049	(91,931)
CMBS and RMBS in the Americas	7,847	(83)	22,246	(1,192)	30,093	(1,275)
Other asset-backed securities and debt securities	10,922	(1,451)	40,850	(4,097)	51,772	(5,548)

	¥275,990	¥(12,485)	¥1,518,675	¥(451,420)	¥1,794,665	¥(463,905)

The number of investment securities that were in an unrealized loss position as of March 31, 2024 and September 30, 2024 were 1,126 and 1,037, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2024 and September 30, 2024, the amount of accrued revenues on available-for-sale
debt securities were ¥13,960 million and ¥49,360 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2024 and September 30, 2024.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

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Credit losses related to
available-for-sale
debt securities recognized for the six months ended September 30, 2023 resulted from foreign municipal bond securities and foreign other asset-backed securities and debt securities due to the deterioration of cash flows, respectively. Credit losses related to available-for-sale
debt securities recognized for the six months ended September 30, 2024 resulted from foreign other asset-backed securities and debt securities due to the deterioration of cash flows. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as an issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the six months ended September 30, 2023 and 2024.

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9.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the six months ended September 30, 2023 and 2024, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥471,119 million and ¥295,259 million, respectively. For the six months ended September 30, 2023 and 2024, gains (losses) from the securitization and transfer of loans were ¥9,215 million and ¥7,678 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Beginning balance	¥72,265	¥79,723
Increase mainly from loans sold with servicing retained	4,788	3,340
Decrease mainly from amortization	(5,227)	(5,056)
Increase (decrease) from the effects of changes in foreign exchange rates	8,670	(4,453)

Ending balance	¥80,496	¥73,554

The fair value of the servicing assets as of March 31, 2024 and September 30, 2024 are as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Beginning balance	¥101,375	¥122,641
Ending balance	¥122,641	¥112,331

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10.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

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Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2024

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,657	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,654	10,461	16,434	0
(d) VIEs for corporate rehabilitation support business	5,043	29	0	0
(e) VIEs for investment in securities	217,715	117	0	77,566
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	213,615	165,062	213,615	0
(g) VIEs for securitization of loan receivable originated by third parties	497	1,015	497	0
(h) VIEs for power generation projects	236,715	156,000	181,610	42,102
(i) Other VIEs	165,278	54,648	122,712	0

Total	¥892,174	¥387,333	¥534,868	¥119,668

September 30, 2024

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,173	2	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,895	10,688	16,780	0
(d) VIEs for corporate rehabilitation support business	4,978	7	0	0
(e) VIEs for investment in securities	226,476	110	0	77,289
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	77,639	52,546	77,639	0
(g) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(h) VIEs for power generation projects	242,470	152,654	187,826	67,824
(i) Other VIEs	203,625	85,723	173,971	0

Total	¥808,256	¥301,730	¥456,216	¥145,113

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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2.	Non-consolidated VIEs
March 31, 2024

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,196,344	52,666	11,773	67,439
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	23,366,221	0	223,264	318,007
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,396,339	0	14,691	14,691
(h) VIEs for power generation projects	14,830	0	2,630	4,680
(i) Other VIEs	2,308,142	3,778	42,512	70,016

Total	¥28,281,876	¥56,444	¥294,870	¥474,833

September 30, 2024

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,430,509	90,794	11,600	105,075
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	25,925,417	0	233,715	327,634
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	728,628	0	14,616	14,616
(h) VIEs for power generation projects	16,327	0	3,444	4,694
(i) Other VIEs	2,565,404	3,561	43,300	70,018

Total	¥30,666,285	¥94,355	¥306,675	¥522,037

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and equity method investments.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, equity method investments and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
(d) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable and other liabilities.

(e) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and equity method investments, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities and equity method investments in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
(g) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired
power plants on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in equity method investments in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(i) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPEs. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPEs, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPEs.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, equity method investments, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and equity method investments in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

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11.	Equity method investments
Equity method investments at March 31, 2024 and September 30, 2024 consists of the following:

	Millions of yen
	March 31, 2024	September 30, 2024
Investment in corporate entities	¥1,002,560	¥1,036,469
Investment in real estate joint ventures	124,537	130,937
Investment in partnerships and other investments	186,790	195,055

	¥1,313,887	¥1,362,461

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Beginning balance	¥945	¥2,645
Transaction with noncontrolling interests	834	582
Adjustment of redeemable noncontrolling interests to redemption value	0	(0)
Comprehensive income (losses)
Net income	38	156
Other comprehensive income (losses)
Net change of unrealized gains (losses) on investment in securities	(1)	(12)
Net change of foreign currency translation adjustments	163	(157)
Total other comprehensive income (losses)	162	(169)
Comprehensive income (losses)	200	(13)
Dividends	(136)	(708)

Ending balance	¥1,843	¥2,506

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13.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the six months ended September 30, 2023 and 2024, are as follows:

	Six months ended September 30, 2023
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2023	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

Net unrealized gains (losses) on investment in securities, net of tax of ¥35,524 million	(96,984)						(96,984)
Reclassification adjustment included in net income, net of tax of ¥1,211 million	(3,428)						(3,428)
Impact of changes in policy liability discount rate, net of tax of ¥(38,745) million		110,576					110,576
Debt valuation adjustments, net of tax of ¥43 million			(114)				(114)
Reclassification adjustment included in net income, net of tax of ¥3 million			(9)				(9)
Defined benefit pension plans, net of tax of ¥(19) million				51			51
Reclassification adjustment included in net income, net of tax of ¥52 million				(140)			(140)
Foreign currency translation adjustments, net of tax of ¥22,732 million					158,400		158,400
Reclassification adjustment included in net income, net of tax of ¥(2,328) million					5,183		5,183
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(2,072) million						6,623	6,623
Reclassification adjustment included in net income, net of tax of ¥1,289 million						(4,215)	(4,215)

Total other comprehensive income (loss)	(100,412)	110,576	(123)	(89)	163,583	2,408	175,943

Transaction with noncontrolling interests	0	0	0	0	11	(176)	(165)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	0	5,191	(140)	5,051

Less: Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	(1)	0	0	0	163	0	162

Balance at September 30, 2023 *	¥(283,445)	¥275,092	¥152	¥(3,706)	¥314,152	¥24,455	¥326,700

*
As of September 30, 2023, net unrealized gains (losses) on investment in securities contained ¥(128) million (net of tax of ¥21 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

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	Six months ended September 30, 2024
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2024	¥(250,806)	¥257,785	¥84	¥9,670	¥324,208	¥16,207	¥357,148

Net unrealized gains (losses) on investment in securities, net of tax of ¥21,373 million	(51,324)						(51,324)
Reclassification adjustment included in net income, net of tax of ¥1,380 million	(3,432)						(3,432)
Impact of changes in policy liability discount rate, net of tax of ¥92 million		2,741					2,741
Debt valuation adjustments, net of tax of ¥28 million			(74)				(74)
Reclassification adjustment included in net income, net of tax of ¥1 million			(1)				(1)
Defined benefit pension plans, net of tax of ¥178 million				(352)			(352)
Reclassification adjustment included in net income, net of tax of ¥70 million				(174)			(174)
Foreign currency translation adjustments, net of tax of ¥(2,971) million					(68,723)		(68,723)
Reclassification adjustment included in net income, net of tax of ¥(2,332) million					5,190		5,190
Net unrealized gains (losses) on derivative instruments, net of tax of ¥2,552 million						(13,062)	(13,062)
Reclassification adjustment included in net income, net of tax of ¥(1,397) million						4,833	4,833

Total other comprehensive income (loss)	(54,756)	2,741	(75)	(526)	(63,533)	(8,229)	(124,378)
Less: Other Comprehensive Loss Attributable to the Noncontrolling Interests	0	0	0	(1)	(1,153)	(5)	(1,159)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	(12)	0	0	0	(157)	0	(169)

Balance at September 30, 2024 *	¥(305,550)	¥260,526	¥9	¥9,145	¥261,985	¥7,983	¥234,098

*
As of September 30, 2024, net unrealized gains (losses) on investment in securities contained ¥(39) million (net of tax of ¥15 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

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Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2023 and 2024 are as follows:

	Six months ended September 30, 2023
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥131	Gains on investment securities and dividends
Sales of debt securities	2,305	Life insurance premiums and related investment income
Amortization of debt securities	313	Finance revenues
Amortization of debt securities	1,890	Life insurance premiums and related investment income

	4,639	Total before income tax
	(1,211)	Income tax (expense) or benefit

	¥3,428	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥12	Life insurance costs

	12	Total before income tax
	(3)	Income tax (expense) or benefit

	¥9	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥225	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(32)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	192	Total before income tax
	(52)	Income tax (expense) or benefit

	¥140	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(7,636)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	125	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(7,511)	Total before income tax
	2,328	Income tax (expense) or benefit

	¥(5,183)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(30)	Interest expense
Foreign currency swap agreements	5,534	Interest expense/Other (income) and expense

	5,504	Total before income tax
	(1,289)	Income tax (expense) or benefit

	¥4,215	Net of tax

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	Six months ended September 30, 2024
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥750	Gains on investment securities and dividends
Sales of debt securities	(113)	Life insurance premiums and related investment income
Amortization of debt securities	1,250	Finance revenues
Amortization of debt securities	2,925	Life insurance premiums and related investment income

	4,812	Total before income tax
	(1,380)	Income tax (expense) or benefit

	¥3,432	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥2	Life insurance costs

	2	Total before income tax
	(1)	Income tax (expense) or benefit

	¥1	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥198	See Note 16 “Pension Plans”
Amortization of net actuarial loss	47	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	244	Total before income tax
	(70)	Income tax (expense) or benefit

	¥174	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(8,425)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	903	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(7,522)	Total before income tax
	2,332	Income tax (expense) or benefit

	¥(5,190)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥68	Interest expense
Foreign currency swap agreements	(6,294)	Interest expense/Other (income) and expense
Options held/written and other	(4)	Life insurance premiums and related investment income

	(6,230)	Total before income tax
	1,397	Income tax (expense) or benefit

	¥(4,833)	Net of tax

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14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2023 and 2024 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2023	Six months ended September 30, 2024
Resolution	The board of directors on May 17, 2023	The board of directors on May 16, 2024
Type of shares	Common stock	Common stock
Total dividends paid	¥50,209 million	¥64,405 million
Dividend per share	¥42.80	¥55.80
Date of record for dividend	March 31, 2023	March 31, 2024
Effective date for dividend	June 5, 2023	June 4, 2024
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 17, 2023, include ¥
120
million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2023. Total dividends paid by resolution of the board of directors on May 16, 2024, include ¥
152 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2024.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2023 and 2024, and for which the effective date was after September 30, 2023 and 2024

	Six months ended September 30, 2023	Six months ended September 30, 2024
Resolution	The board of directors on November 1, 2023	The board of directors on November 8, 2024
Type of shares	Common stock	Common stock
Total dividends paid	¥49,691 million	¥71,185 million
Dividend per share	¥42.80	¥62.17
Date of record for dividend	September 30, 2023	September 30, 2024
Effective date for dividend	December 7, 2023	December 9, 2024
Dividend resource	Retained earnings	Retained earnings
Total dividends to be paid by resolution of the board of directors on November 1, 2023, include ¥
120
million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2023. Total dividends to be paid by resolution of the board of directors on November 8, 2024, include ¥
220 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2024.

15.	Selling, General and Administrative Expenses
The major selling, general and administrative expenses for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Personnel expenses	¥171,183	¥180,611
IT-related Expenses	¥27,712	¥27,457

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16.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the six months ended September 30, 2023 and 2024 consists of the following:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Japanese plans:
Service cost	¥2,760	¥2,584
Interest cost	601	704
Expected return on plan assets	(1,352)	(1,397)
Amortization of prior service credit	(42)	(36)
Amortization of net actuarial loss	31	(49)

Net periodic pension cost	¥1,998	¥1,806

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Overseas plans:
Service cost	¥1,436	¥1,654
Interest cost	1,470	2,070
Expected return on plan assets	(3,101)	(3,535)
Amortization of prior service credit	(183)	(162)
Amortization of net actuarial loss	1	2
Amortization of transition obligation	1	1

Net periodic pension cost	¥(376)	¥30

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

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17.	Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income for the six months ended September 30, 2023 and 2024 consist of the following:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Life insurance premiums	¥222,783	¥229,185
Life insurance related investment income*	62,955	4,623

	¥285,738	¥233,808

*
Life insurance related investment income for the six months ended September 30, 2023 and 2024 include net unrealized holding a gain of ¥18,115 million and a loss
of ¥997
million on equity securities held as of September 30, 2023 and 2024, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six months ended September 30, 2023 and 2024, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Reinsurance benefits	¥1,277	¥969
Reinsurance premiums	(2,373)	(2,438)
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

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The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the six months ended September 30, 2023 and 2024 are mainly as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥15,512	¥(2,704)
Net gains or losses from derivative contracts :	(1,971)	(131)
Futures	(1,557)	(141)
Foreign exchange contracts	(414)	10

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(3,727)	¥(15,980)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	13,848	11,839
Changes in the fair value of the reinsurance contracts	1,006	(73)

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18.	Long-Duration Insurance Contracts Relating to Life Insurance Operations
The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024.

	Millions of yen
	March 31, 2024			September 30, 2024
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥894,537	¥1,389,063	¥374,951	¥873,038	¥1,306,719	¥389,664

Beginning balance at original discount rate	865,333	1,338,398	409,847	858,959	1,289,145	424,186

Effect of changes in cash flow assumptions	(6,213)	3,634	2,106	0	0	0
Effect of actual variances from expected experience	1,418	2,865	(2,531)	818	(495)	(1,905)

Adjusted beginning balance	860,538	1,344,897	409,422	859,777	1,288,650	422,281

Issuances	94,169	52,510	43,378	59,515	17,612	15,702
Interests	10,840	18,439	12,405	5,213	8,874	6,097
Net premium earned	(106,300)	(119,416)	(61,594)	(51,019)	(58,074)	(34,274)
Actual variances from cash flow assumptions	(550)	(862)	(1,222)	(9)	(390)	(733)
Derecognition	262	(6,423)	(32,681)	4,575	219	(16,515)
Effect of changes in foreign exchange rate	0	0	54,478	0	0	(22,902)

Ending balance at original discount rate	858,959	1,289,145	424,186	878,052	1,256,891	369,656

Effect of changes in discount rates	14,079	17,574	(34,522)	8,748	5,698	(19,302)

Ending balance	¥873,038	¥1,306,719	¥389,664	¥886,800	¥1,262,589	¥350,354

–
1
00
 –

	Millions of yen
	March 31, 2024			September 30, 2024
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,571,886	¥1,918,462	¥387,073	¥1,565,877	¥1,844,599	¥447,081

Beginning balance at original discount rate	1,598,009	1,887,744	573,616	1,658,143	1,895,730	659,217

Effect of changes in cash flow assumptions	(7,962)	4,600	1,782	0	0	0

Adjusted beginning balance	1,590,047	1,892,344	575,398	1,658,143	1,895,730	659,217

Issuances	94,169	52,510	43,378	59,515	17,612	15,702
Interests	23,981	28,159	17,649	12,069	14,037	9,426
Insurance claims paid	(52,161)	(70,513)	(17,757)	(26,917)	(35,710)	(10,258)
Actual variances from cash flow assumptions	(11,644)	(7,465)	11,794	(5,534)	(4,180)	7,557
Derecognition	13,751	695	(49,973)	11,146	4,508	(27,651)
Effect of changes in foreign exchange rate	0	0	78,728	0	0	(37,753)

Ending balance at original discount rate	1,658,143	1,895,730	659,217	1,708,422	1,891,997	616,240

Effect of changes in discount rates	(92,266)	(51,131)	(212,136)	(112,056)	(76,999)	(171,113)

Ending balance	¥1,565,877	¥1,844,599	¥447,081	¥1,596,366	¥1,814,998	¥445,127

Net liability for future policy benefits	¥692,839	¥537,880	¥57,417	¥709,566	¥552,409	¥94,773
Deferred profit liabilities	47,068	68,539	26,930	52,578	71,651	31,161

Subtotal	739,907	606,419	84,347	762,144	624,060	125,934

Less: Reinsurance recoverable	211	0	0	104	0	0

The liability for future policy benefits, after reinsurance recoverable	¥739,696	¥606,419	¥84,347	¥762,040	¥624,060	¥125,934

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2024 and September 30, 2024:

	Millions of yen
	March 31, 2024	September 30, 2024
Yen-denominated insurance (First Sector)	¥739,696	¥762,040
Yen-denominated insurance (Third Sector)	606,419	624,060
Foreign currency denominated insurance	84,347	125,934

Subtotal	1,430,462	1,512,034

Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	167,207	151,331
Fixed annuities and annuitization benefits	138,419	128,975
Others*	156,422	138,390

Total	¥1,892,510	¥1,930,730

*	Others include unearned premiums and liabilities for unpaid claims.

– 10

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The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2024 and September 30, 2024 are as follows:

	Millions of yen
	March 31, 2024		September 30, 2024
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,525,071	¥1,395,370	¥1,554,073	¥1,413,449
Expected future policy benefits and expenses	2,378,836	1,565,877	2,462,656	1,596,366

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,590,963	2,242,701	2,531,429	2,171,202
Expected future policy benefits and expenses	2,583,535	1,844,599	2,576,511	1,814,998

Foreign currency denominated insurance
Expected future gross premiums	685,134	535,943	609,350	491,331
Expected future policy benefits and expenses	1,300,018	447,081	1,219,040	445,127

For the fiscal year ended March 31, 2024 and the six months ended September 30, 2024, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.
The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the six months ended September 30, 2023 and 2024 are as follows:

	Millions of yen
	Six months ended September 30, 2023		Six months ended September 30, 2024
	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥74,702	¥6,484	¥81,607	¥6,856
Yen-denominated insurance (Third Sector)	102,734	4,763	99,898	5,163
Foreign currency denominated insurance	44,288	2,381	47,059	3,329

Total	¥221,724	¥13,628	¥228,564	¥15,348

The weighted average discount rates for the liability for future policy benefits as of March 31, 2024 and September 30, 2024 are as follows:

	Weighted average rate
	March 31, 2024	September 30, 2024
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.7%	1.7%
Weighted average of the current discount rates	2.1	2.2

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.7
Weighted average of the current discount rates	2.1	2.1

Foreign currency denominated insurance
Weighted average of the original discount rates	3.1	3.2
Weighted average of the current discount rates	5.5	5.3

The weighted average duration of the liability for future policy benefit as of March 31, 2024 and September 30, 2024 are as follows:

	Years
	March 31, 2024	September 30, 2024
Yen-denominated insurance (First Sector)	36.4	36.0
Yen-denominated insurance (Third Sector)	34.7	33.6
Foreign currency denominated insurance	36.9	35.0

– 10

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Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries recognized actual variances from expected experience and updated the assumptions during the fiscal year ended March 31, 2024 as follows. For the six months ended September 30, 2024, the Company and its subsidiaries continued to use the same assumptions.

•	Yen-denominated insurance (First Sector)
During fiscal 2024 the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and the higher-than-expected lapse rates.

•	Yen-denominated insurance (Third Sector)
During fiscal 2024 the Company and its subsidiaries updated expected mortality and lapse rates due to a higher-than-expected
mortality and lower-than-expected lapse rates. The actual morbidity excluding deemed hospitalization was lower than-expected even after reclassification of the legal category of
COVID-19
by Japanese government. However, the relevant morbidity assumptions were not updated because the Company and its subsidiaries believe further observations are needed to determine whether such phenomenon is temporary or permanent.

•	Foreign currency denominated insurance
During fiscal 2024 the Company and its subsidiaries updated expected mortality rates due to a lower-than-expected mortality rate. In addition, the lapse rate was higher-than-expected due to the impact of rapid exchange rate fluctuations, but as this is considered to be a temporary factor, the Company and its subsidiaries excluded such impact in updating expected lapse rates.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.
The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024:

	Millions of yen
	March 31, 2024				September 30, 2024
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Beginning balance	¥77,957	¥166,696	¥42,726	¥287,379	¥82,341	¥169,581	¥53,812	¥305,734

Capitalization	10,285	12,855	7,120	30,260	6,328	4,958	3,429	14,715
Amortization	(5,901)	(9,970)	(2,301)	(18,172)	(3,114)	(5,038)	(1,320)	(9,472)
Effect of changes in foreign exchange rate	0	0	6,267	6,267	0	0	(3,152)	(3,152)

Ending balance	¥82,341	¥169,581	¥53,812	¥305,734	¥85,555	¥169,501	¥52,769	¥307,825

Deferred policy acquisition costs are amortized over the expected term of the policies on a constant-level basis. The assumptions used for the amortization of deferred policy acquisition costs are consistent with the assumptions for the liability for future policy benefits. The underlying assumptions for deferred policy acquisition costs and the liability for future policy benefits are updated at the same time. In addition, deferred policy acquisition costs are included in other assets in the consolidated balance sheets.

– 10

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The following table presents policyholder account balances for fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Range of minimum guaranteed interest rates	Minimum guarantees	Minimum guarantees
0.00% - less than 1.50%	¥131,328	¥121,743
1.50% - less than 2.50%	7,091	7,232
2.50% or more	0	0

Total	¥138,419	¥128,975

There are no contracts with interest rates that exceed the minimum guaranteed interest rates.
The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Beginning balance	¥158,952	¥138,419

Transfer in	10,249	4,975
Surrenders and partial surrenders	(71)	(51)
Benefit payments and lump sum payments, etc.	(31,179)	(14,502)
Policy charges	(229)	(109)
Transfer out	(290)	(209)
Interests	1,023	462
Others	(36)	(10)

Ending balance	¥138,419	¥128,975

	March 31, 2024	September 30, 2024
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policyholder account balances (Millions of yen)	¥1	¥0
Cash surrender value (Millions of yen)	132,411	123,132

– 10

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The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2024, and for the six months ended September 30, 2024:

	Millions of yen
	March 31, 2024	September 30, 2024
Beginning balance	¥163,734	¥167,207

Effect of changes other than through net income and other comprehensive income	(26,997)	(11,839)
Surrenders and withdrawals	(7,641)	(2,634)
Transfer in	(7,891)	(3,853)
Benefit payments	(11,434)	(5,366)
Others	(31)	14

Changes through net income	30,205	(4,141)

Effect of changes in fair value of corresponding investment assets	40,846	(2,766)

Fee income	(3,750)	(1,860)
Effect of changes in fair value of market risk benefits	(6,891)	485

Changes through other comprehensive income	265	104
Effect of changes in the instrument-specific credit risk	265	104

Ending balance	¥167,207	¥151,331

	Millions of yen
	March 31, 2024	September 30, 2024
Policyholder account balances	¥167,496	¥151,032
Market risk benefits	(289)	299

Total	¥167,207	¥151,331

19.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2024 and September 30, 2024, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2024	As of September 30, 2024
Investment in operating leases	¥43,775	¥22,212
Property under facility operations	8,405	0
Office facilities	82	0
Other assets	6,005	667
Other liabilities	68	0
The long-lived assets classified as held for sale as of March 31, 2024 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment and Aircraft and Ships segment. The long-lived assets classified as held for sale as of September 30, 2024 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment and Aircraft and Ships segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

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For the six months ended September 30, 2023 and 2024, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥538 million and ¥506 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Six months ended September 30, 2023		Six months ended September 30, 2024
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥0	1	¥5	2
Others*	8	—	235	—

Total	¥8	—	¥240	—

	Six months ended September 30, 2023		Six months ended September 30, 2024
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	439	2	0	0
Condominiums	1	1	0	0
Others*	90	—	266	—

Total	¥530	—	¥266	—

*	For “Others,” the number of properties is omitted.
Losses of ¥36 million in Corporate Financial Services and Maintenance Leasing segment, ¥440 million in Real Estate segment, ¥34 million in PE Investment and Concession segment and ¥28 million in Environment and Energy segment were recorded for the six months ended September 30, 2023. Losses of ¥102 million in Corporate Financial Services and Maintenance Leasing segment, ¥102 million in Real Estate segment, ¥59 million in PE Investment and Concession segment and ¥243 million in Environment and Energy segment were recorded for the six months ended September 30, 2024.

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20.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2023 and 2024 is as follows:
During the six months ended September 30, 2023 and 2024, there was no stock compensation which was antidilutive.

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Net Income attributable to ORIX Corporation shareholders	¥128,100	¥182,946
Adjustment to Net Income	0	(12)

Net income used to calculate basic earnings per share	128,100	182,934

Adjustment to Net Income	0	12

Net income used to calculate diluted earnings per share	¥128,100	¥182,946

	Thousands of Shares
	Six months ended September 30, 2023	Six months ended September 30, 2024
Weighted-average shares	1,165,400	1,147,474
Effect of dilutive securities —
Stock compensation	1,708	2,074

Weighted-average shares for diluted EPS computation	1,167,108	1,149,548

	Yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥109.92	¥159.42
Diluted	109.76	159.15

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (2,800,866 and 2,932,447 shares for the six months ended September 30, 2023 and 2024)

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21.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries appropriately manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2024 and September 30, 2024.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business.
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and equity method investments.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2023 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥4,011	¥30	¥0
Foreign exchange contracts	170	0	0
Foreign currency swap agreements	5,352	1,001	(6,535)
Options held/written and other	(838)	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥371	¥0	¥(227)	¥11
Foreign exchange contracts	(55,247)	(101)	55,301	48
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(30,436)	¥(69)	¥7,567
Borrowings and bonds in foreign currencies	(84,367)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥2	¥(8)
Futures	(1,557)	0	(685)
Foreign exchange contracts	30,067	1,513	5,077
Credit derivatives held/written	0	0	8
Options held/written and other	0	0	(878)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2023 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2024 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative		Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥(7,712)	¥0	¥(68)	¥0
Foreign exchange contracts	(803)	0	0	0
Foreign currency swap agreements	(4,906)	0	1,584	4,710
Options held/written and other	(2,193)	4	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥138	¥40	¥(92)	¥(13)
Foreign exchange contracts	(22,854)	142	22,944	(237)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥920	¥(790)	¥7,635
Borrowings and bonds in foreign currencies	(12,854)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥8
Futures	(141)	0	1,259
Foreign exchange contracts	6,698	(10,630)	44,741
Credit derivatives held/written	0	0	0
Options held/written and other	0	0	(522)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2024 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2023 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(10,635)	¥17	¥0
Options held/written and other	0	0	25
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2024 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥489,908	¥(1,088)	—	¥0	¥0
Installment Loans	15,882	¥0	—	0	0

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2024 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥14,454	¥12	¥0
Options held/written and other	0	0	28
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at September 30, 2024 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥439,638	¥(9)	—	¥0	¥0
Installment Loans	21,876	0	—	0	0

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Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2024 and September 30, 2024 are as follows.
March 31, 2024

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥518,990	¥18,889	Other Assets	¥3,722	Other Liabilities

Options held/written and other	44,774	40	Other Assets	1,039	Other Liabilities

Futures, foreign exchange contracts	958,260	2,841	Other Assets	63,703	Other Liabilities

Foreign currency swap agreements	113,962	470	Other Assets	6,563	Other Liabilities

Foreign currency long-term debt	849,630	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,930	¥106	—	¥6	Other Liabilities

Options held/written and other	468,422	15,309	Other Assets	13,355	Other Liabilities

Futures, foreign exchange contracts *	646,085	35,331	Other Assets	7,294	Other Liabilities

Credit derivatives held/written	1,000	0	Other Assets	4	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥4,863 million and foreign exchange contracts of ¥524 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2024, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥0 million and ¥9 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥170 million and ¥94 million at March 31, 2024, respectively.

September 30, 2024

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥725,184	¥14,055	Other Assets	¥3,493	Other Liabilities

Options held/written and other	65,230	288	Other Assets	3,309	Other Liabilities

Futures, foreign exchange contracts	786,650	23,145	Other Assets	20,611	Other Liabilities

Foreign currency swap agreements	113,278	2,210	Other Assets	1,407	Other Liabilities

Foreign currency long-term debt	141,762	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,654	¥129	Other Assets	¥3	Other Liabilities

Options held/written and other	597,370	13,313	Other Assets	11,042	Other Liabilities

Futures, foreign exchange contracts *	1,554,510	9,935	Other Assets	45,821	Other Liabilities

Credit derivatives written	1,000	0	—	4	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥5,542 million and foreign exchange contracts of ¥1,085 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2024, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥1 million and ¥109 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥209 million and ¥24 million at September 30, 2024, respectively.

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The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2024 and September 30, 2024 are as follows.
March 31, 2024

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than four years	¥(4)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2024.
September 30, 2024

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than three years	¥(4)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of September 30, 2024.

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22.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2024 and September 30, 2024 are as follows.
March 31, 2024

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥72,986	¥(47,496)	¥25,490	¥0	¥0	¥25,490

Total assets	¥72,986	¥(47,496)	¥25,490	¥0	¥0	¥25,490

Derivative liabilities	¥95,686	¥(47,496)	¥48,190	¥(13,653)	¥(9,425)	¥25,112

Total liabilities	¥95,686	¥(47,496)	¥48,190	¥(13,653)	¥(9,425)	¥25,112

September 30, 2024
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥63,075	¥(29,924)	¥33,151	¥0	¥(6,942)	¥26,209

Total assets	¥63,075	¥(29,924)	¥33,151	¥0	¥(6,942)	¥26,209

Derivative liabilities	¥85,690	¥(29,924)	¥55,766	¥(3,269)	¥(15,184)	¥37,313

Total liabilities	¥85,690	¥(29,924)	¥55,766	¥(3,269)	¥(15,184)	¥37,313

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

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23.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, equity method investments, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2024

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,032,810	¥1,032,810	¥1,032,810	¥0	¥0
Restricted cash	152,497	152,497	152,497	0	0
Installment loans (net of allowance for credit losses)	3,918,504	3,899,688	0	163,536	3,736,152
Equity securities*1	415,607	415,607	108,964	143,786	162,857
Available-for-sale debt securities	2,665,478	2,665,478	11,491	2,334,690	319,297
Other Assets:
Time deposits	2,033	2,033	0	2,033	0
Derivative assets*2	25,490	25,490	0	0	0
Reinsurance recoverables (Investment contracts)	4,592	4,550	0	0	4,550
Liabilities:
Short-term debt	¥574,095	¥574,095	¥0	¥574,095	¥0
Deposits	2,074,828	2,073,845	0	2,073,845	0
Policy liabilities and Policy account balances (Investment contracts)	122,686	121,966	0	0	121,966
Long-term debt	5,626,376	5,594,888	0	1,769,943	3,824,945
Accounts payable (Contingent consideration)	14,136	14,136	0	0	14,136
Other Liabilities:
Derivative liabilities *2	48,190	48,190	0	0	0

*1	The amount of ¥85,280 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

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September 30, 2024

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,168,945	¥1,168,945	¥1,168,945	¥0	¥0
Restricted cash	134,675	134,675	134,675	0	0
Installment loans (net of allowance for credit losses)	3,791,074	3,776,163	0	58,707	3,717,456
Equity securities*1	399,999	399,999	105,116	129,231	165,652
Available-for-sale debt securities	2,601,080	2,601,080	12,328	2,352,451	236,301
Other Assets:
Time deposits	3,948	3,948	0	3,948	0
Derivative assets*2	33,151	33,151	0	0	0
Reinsurance recoverables (Investment contracts)	4,262	4,224	0	0	4,224
Liabilities:
Short-term debt	¥744,478	¥744,478	¥0	¥744,478	¥0
Deposits	2,116,378	2,112,604	0	2,112,604	0
Policy liabilities and Policy account balances (Investment contracts)	113,239	112,041	0	0	112,041
Long-term debt	5,494,639	5,470,547	0	1,679,789	3,790,758
Accounts payable (Contingent consideration)	14,174	14,174	0	0	14,174
Other Liabilities:
Derivative liabilities *2	55,766	55,766	0	0	0

*1	The amount of ¥95,317 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

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24.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥8,306 million and ¥6,677 million as of March 31, 2024 and September 30, 2024, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,240 million and ¥4,947 million for the six months ended September 30, 2023 and 2024, respectively. As of March 31, 2024 and September 30, 2024, the amounts due are as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Within one year	¥6,218	¥4,762
More than one year	7,954	6,511

Total	¥14,172	¥11,273

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥131,948 million and ¥183,565 million as of March 31, 2024 and September 30, 2024, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥366,534 million and ¥654,261 million as of March 31, 2024 and September 30, 2024, respectively. The amount of ¥270,168 million of unexecuted quota for investment in equity method investees related to the integrated resort development are included in the total unused credit and capital amount as of September 30, 2024, and we will invest depending on the changes such as the progress of development.

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Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Losses Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2024 and September 30, 2024:

	March 31, 2024			September 30, 2024
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥608,543	¥4,839	2048	¥594,881	¥5,046	2048
Transferred loans	519,665	3,405	2062	503,193	4,182	2062
Real estate loans	9,856	180	2048	7,381	156	2048
Other	13,350	0	2044	13,175	0	2044

Total	¥1,151,414	¥8,424	—	¥1,118,630	¥9,384	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2024 and September 30, 2024, total notional amount of the loans subject to such guarantees are ¥484,000 million and ¥484,000 million, respectively, and book value of guarantee liabilities are ¥2,327 million and ¥2,455 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance. In addition, the Company provides re-guarantees for guarantee obligations guaranteed by equity method investees.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2024.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2024.
As of March 31, 2024 and September 30, 2024, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,587,597 million and ¥2,493,722 million, respectively.

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Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2024.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts. In addition to the above, joint guarantees for payment obligations of affiliated companies are included.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥5,116 million and ¥6,010 million as of March 31, 2024 and September 30, 2024, respectively. Additionally, provision for credit losses in the consolidated statements of income for the six months ended September 30, 2023 was ¥591 million, which was mainly due to the deterioration in macroeconomic forecasts in certain markets in the Americas compared with the previous year. Provision for credit losses in the consolidated statements of income for the six months ended September 30, 2024 was ¥1,673 million, which was mainly due to the impact of deteriorating in certain markets in the Americas.
Contingencies—
The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2024 and September 30, 2024:

	Millions of yen
	March 31, 2024	September 30, 2024
Lease payments, loans and investment in operating leases	¥310,217	¥291,750
Investment in securities	324,760	333,067
Property under facility operations	231,425	246,094
Other assets and other	69,740	99,485

Total	¥936,142	¥970,396

As of March 31, 2024 and September 30, 2024, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥367,973 million and ¥183,889 million, respectively, and debt liabilities of equity method investees were secured by equity method investments of ¥
34,204 million and ¥81,554 million, respectively. As of March 31, 2024 and September 30, 2024, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥9,299 million and ¥9,230 million, respectively. In addition, ¥179,683 million and ¥179,227 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2024 and September 30, 2024.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of September 30, 2024.

– 1

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25.	Segment Information
The financial information about the operating segments reported below is that which is available for each segment and evaluated regularly by the chief operating decision maker in charge of resource allocation and performance assessment.
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment; concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking; consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia

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The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before the applicable tax effects. Income taxes are not included in segment profits or losses because management evaluates segments’ performance on a pre-tax
basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are total assets except for certain cash and head office assets.
The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.

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Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the six months ended September 30, 2023 have been retrospectively reclassified.
Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of for the end of fiscal 2024 have been retrospectively reclassified.
Segment information for the six months ended September 30, 2023 and six months ended September 30, 2024 is as follows:

	Millions of yen
	Six months ended September 30, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥31,398	¥3,008	¥814	¥720	¥144	¥39,630	¥4,051
Gains on investment securities and dividends	2,167	479	228	(8)	0	187	232
Operating leases	132,122	24,289	19,957	40	0	0	21,867
Life insurance premiums and related investment income	0	0	0	0	287,026	0	0
Sales of goods and real estate	2,135	52,514	114,149	1,658	0	0	97
Services income	52,421	139,003	38,128	79,562	1,416	3,111	2,999

Total Segment Revenues	220,243	219,293	173,276	81,972	288,586	42,928	29,246

Interest expense	2,699	1,427	1,690	5,046	0	2,608	5,089
Costs of operating leases	95,428	12,537	13,352	9	0	0	10,278
Life insurance costs	0	0	0	0	222,032	0	0
Costs of goods and real estate sold	1,681	40,754	79,379	1,005	0	0	97
Services expense	28,361	118,397	26,666	53,908	0	3,436	506
Other (income) and expense	8,326	(301)	(605)	963	(3)	(276)	(2,973)
Selling, general and administrative expenses	43,938	20,611	42,498	9,036	29,105	16,041	4,936
Provision for credit losses, and write-downs of long-lived assets and securities	388	434	191	25	0	4,116	(0)

Total Segment Expenses	180,821	193,859	163,171	69,992	251,134	25,925	17,933

Equity in Net income (Loss) of equity method investments and others	1,951	2,076	(180)	148	(1)	(201)	7,481

Segment Profits	41,373	27,510	9,925	12,128	37,451	16,802	18,794

Significant non-cash items:
Depreciation and amortization	75,456	9,118	13,537	13,780	6,159	708	10,602
Increase in policy liabilities and policy account balances	0	0	0	0	100,338	0	0
Expenditures for long-lived assets	88,875	29,607	9,568	26,808	224	4	126,481

	Millions of yen
	Six months ended September 30, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥57,662	¥1,053	¥34,208	¥172,688
Gains on investment securities and dividends	4,591	1,889	375	10,140
Operating leases	699	0	58,496	257,470
Life insurance premiums and related investment income	0	0	0	287,026
Sales of goods and real estate	231	0	153	170,937
Services income	24,554	101,332	11,847	454,373

Total Segment Revenues	87,737	104,274	105,079	1,352,634

Interest expense	24,363	141	16,225	59,288
Costs of operating leases	104	0	43,447	175,155
Life insurance costs	0	0	0	222,032
Costs of goods and real estate sold	139	0	145	123,200
Services expense	1,535	25,938	7,365	266,112
Other (income) and expense	(1,400)	(196)	(1,047)	2,488
Selling, general and administrative expenses	41,581	61,258	20,000	289,004
Provision for credit losses, and write-downs of long-lived assets and securities	1,005	0	3,009	9,168

Total Segment Expenses	67,327	87,141	89,144	1,146,447

Equity in Net income (Loss) of equity method investments and others	1,081	2,403	2,585	17,343

Segment Profits	21,491	19,536	18,520	223,530

Significant non-cash items:
Depreciation and amortization	1,859	3,221	42,083	176,523
Increase in policy liabilities and policy account balances	0	0	0	100,338
Expenditures for long-lived assets	340	130	89,850	371,887

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	Millions of yen
	Six months ended September 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥30,890	¥2,467	¥5,978	¥616	¥159	¥28,818	¥3,333
Gains on investment securities and dividends	1,460	845	586	(8)	0	65	139
Operating leases	139,859	37,842	20,605	39	0	0	41,900
Life insurance premiums and related investment income	0	0	0	0	235,014	0	0
Sales of goods and real estate	1,812	61,793	122,384	1,481	0	0	196
Services income	54,783	157,232	31,473	86,834	(1)	1,567	5,734

Total Segment Revenues	228,804	260,179	181,026	88,962	235,172	30,450	51,302

Interest expense	3,278	1,172	1,655	6,211	81	2,745	8,563
Costs of operating leases	98,878	11,941	13,072	9	0	0	17,581
Life insurance costs	0	0	0	0	166,834	0	0
Costs of goods and real estate sold	1,489	49,789	84,951	836	0	0	199
Services expense	29,522	125,059	21,928	65,705	0	4,433	2,151
Other (income) and expense	8,757	703	(449)	562	(140)	106	(2,543)
Selling, general and administrative expenses	45,051	20,873	43,194	10,828	27,539	10,635	5,004
Provision for credit losses, and write-downs of long-lived assets and securities	1,060	60	93	238	1	308	(0)

Total Segment Expenses	188,035	209,597	164,444	84,389	194,315	18,227	30,955

Equity in Net income (Loss) of equity method investments and others	4,797	(225)	30,415	(2,227)	(0)	884	11,664

Segment Profits	45,566	50,357	46,997	2,346	40,857	13,107	32,011

Significant non-cash items:
Depreciation and amortization	77,763	9,494	12,910	16,713	14,842	326	13,728
Increase in policy liabilities and policy account balances	0	0	0	0	41,053	0	0
Expenditures for long-lived assets	100,876	40,706	7,941	21,293	77	0	174,188

	Millions of yen
	Six months ended September 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥53,163	¥1,990	¥37,885	¥165,299
Gains on investment securities and dividends	(280)	3,821	(47)	6,581
Operating leases	292	0	67,510	308,047
Life insurance premiums and related investment income	0	0	0	235,014
Sales of goods and real estate	235	0	246	188,147
Services income	22,255	120,866	12,016	492,759

Total Segment Revenues	75,665	126,677	117,610	1,395,847

Interest expense	22,225	373	20,972	67,275
Costs of operating leases	649	0	48,902	191,032
Life insurance costs	0	0	0	166,834
Costs of goods and real estate sold	151	0	229	137,644
Services expense	854	32,629	7,599	289,880
Other (income) and expense	(2,284)	4,609	(621)	8,700
Selling, general and administrative expenses	45,360	69,026	21,782	299,292
Provision for credit losses, and write-downs of long-lived assets and securities	1,617	115	4,555	8,047

Total Segment Expenses	68,572	106,752	103,418	1,168,704

Equity in Net income (Loss) of equity method investments and others	9,514	872	4,932	60,626

Segment Profits	16,607	20,797	19,124	287,769

Significant non-cash items:
Depreciation and amortization	1,736	3,202	47,103	197,817
Increase in policy liabilities and policy account balances	0	0	0	41,053
Expenditures for long-lived assets	878	480	86,152	432,591

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Segment information as of March 31, 2024 and September 30, 2024 is as follows:

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥567,735	¥51,978	¥1,238	¥3,104	¥0	¥0	¥0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥505	¥0	¥530,426	¥1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

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	Millions of yen
	As of September 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥561,576	¥48,277	¥1,064	¥2,436	¥0	¥0	¥0
Installment loans	363,951	41	119,949	2,784	11,951	2,368,834	44,765
Investment in operating leases	545,046	315,784	57,463	243	26,742	0	643,430
Investment in securities	29,834	1,623	9,182	577	2,215,325	311,975	11,095
Property under facility operations and servicing assets	17,281	160,902	32,730	473,394	0	0	29
Inventories	621	168,672	42,333	2,701	0	0	1,896
Advances for finance lease and operating lease	3,218	76,221	4	0	0	0	18,062
Equity method investments	14,676	173,186	129,267	246,490	31,818	44,423	375,458
Advances for property under facility operations	0	10,787	113	52,905	0	0	0
Goodwill, intangible assets acquired in business combinations	25,971	51,850	343,976	128,736	4,452	0	29,337
Other assets	243,986	103,842	252,205	136,046	610,879	196,192	97,904

Segment Assets	1,806,160	1,111,185	988,286	1,046,312	2,901,167	2,921,424	1,221,976

	Millions of yen
	As of September 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥455	¥0	¥545,487	¥1,159,295
Installment loans	596,207	0	317,970	3,826,452
Investment in operating leases	11,486	0	397,101	1,997,295
Investment in securities	484,048	86,924	34,499	3,185,082
Property under facility operations and servicing assets	73,571	0	1,736	759,643
Inventories	212	0	156	216,591
Advances for finance lease and operating lease	0	0	3,864	101,369
Equity method investments	57,845	11,592	277,269	1,362,024
Advances for property under facility operations	0	0	0	63,805
Goodwill, intangible assets acquired in business combinations	165,697	351,985	7,003	1,109,007
Other assets	150,554	212,496	122,888	2,126,992

Segment Assets	1,540,075	662,997	1,707,973	15,907,555

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The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2023	Six months ended September 30, 2024
Segment revenues:
Total revenues for segments	¥1,352,634	¥1,395,847
Revenues related to corporate assets	34,142	34,620
Revenues from inter-segment transactions	(26,820)	(26,834)

Total consolidated revenues	¥1,359,956	¥1,403,633

Segment profits:
Total profits for segments	¥223,530	¥287,769
Corporate profits (losses)	(42,011)	(30,109)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,948	(669)

Total consolidated income before income taxes	¥184,467	¥256,991

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The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the six months ended September 30, 2023 and 2024.
For the six months ended September 30, 2023

	Millions of yen
	Six months ended September 30, 2023
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,135	¥1,730	¥114,149	¥1,658	¥0	¥0	¥97
Real estate sales	0	50,784	0	0	0	0	0
Asset management and servicing	145	4,858	0	92	0	294	28
Automobile related services	31,951	0	0	138	0	0	0
Facilities operation	0	37,754	0	0	0	0	0
Environment and energy services	1,598	25	38	78,964	0	0	0
Real estate management and brokerage	0	50,148	0	0	0	0	0
Real estate contract work	0	45,377	20,982	0	0	0	0
Other	18,727	841	17,108	368	1,416	2,817	2,971

Total revenues from contracts with customers	54,556	191,517	152,277	81,220	1,416	3,111	3,096

Other revenues *	165,687	27,776	20,999	752	287,170	39,817	26,150

Segment revenues/Total revenues	¥220,243	¥219,293	¥173,276	¥81,972	¥288,586	¥42,928	¥29,246

	Millions of yen
	Six months ended September 30, 2023
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥226	¥0	¥153	¥120,148	¥2,863	¥123,011
Real estate sales	5	0	0	50,789	0	50,789
Asset management and servicing	8,697	101,374	23	115,511	(119)	115,392
Automobile related services	0	0	11,158	43,247	2	43,249
Facilities operation	0	0	0	37,754	578	38,332
Environment and energy services	459	0	0	81,084	(896)	80,188
Real estate management and brokerage	0	0	0	50,148	(664)	49,484
Real estate contract work	0	0	0	66,359	23	66,382
Other	2,383	(42)	634	47,223	4,680	51,903

Total revenues from contracts with customers	11,770	101,332	11,968	612,263	6,467	618,730

Other revenues *	75,967	2,942	93,111	740,371	855	741,226

Segment revenues/Total revenues	¥87,737	¥104,274	¥105,079	¥1,352,634	¥7,322	¥1,359,956

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For the six months ended September 30, 2024

	Millions of yen
	Six months ended September 30, 2024
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥1,812	¥1,972	¥122,384	¥1,481	¥0	¥0	¥196
Real estate sales	0	59,821	0	0	0	0	0
Asset management and servicing	170	3,549	0	63	0	0	22
Automobile related services	32,327	0	0	106	0	0	0
Facilities operation	0	40,003	0	0	0	0	0
Environment and energy services	1,747	23	36	86,340	0	0	0
Real estate management and brokerage	0	51,132	0	0	0	0	0
Real estate contract work	0	51,013	22,973	0	0	0	0
Other	20,539	1,002	8,464	310	(1)	1,567	5,712

Total revenues from contracts with customers	56,595	208,515	153,857	88,300	(1)	1,567	5,930

Other revenues *	172,209	51,664	27,169	662	235,173	28,883	45,372

Segment revenues/Total revenues	¥228,804	¥260,179	¥181,026	¥88,962	¥235,172	¥30,450	¥51,302

	Millions of yen
	Six months ended September 30, 2024
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥235	¥0	¥246	¥128,326	¥2,727	¥131,053
Real estate sales	0	0	0	59,821	0	59,821
Asset management and servicing	6,845	120,784	37	131,470	(116)	131,354
Automobile related services	0	0	11,239	43,672	0	43,672
Facilities operation	0	0	0	40,003	675	40,678
Environment and energy services	0	0	0	88,146	(681)	87,465
Real estate management and brokerage	0	0	0	51,132	(713)	50,419
Real estate contract work	0	0	0	73,986	(896)	73,090
Other	1,376	82	647	39,698	5,790	45,488

Total revenues from contracts with customers	8,456	120,866	12,169	656,254	6,786	663,040

Other revenues *	67,209	5,811	105,441	739,593	1,000	740,593

Segment revenues/Total revenues	¥75,665	¥126,677	¥117,610	¥1,395,847	¥7,786	¥1,403,633

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

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26.	Subsequent Events
There are no material subsequent event
s
.

– 1
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